REDHILL BIOPHARMA LTD.
21 Ha'arba'a Street

Tel-Aviv 64739

Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on July 31, 2013

The Annual General Meeting of Shareholders of Redhill Biopharma Ltd (the “Company”), will be held at the offices of the Company, 21 Ha'arba'a Street, Tel-Aviv, Israel on July 31, 2013 at 11:00 am Israel time, or at any adjournments thereof (the "Meeting"), for the following purposes:

1.	To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors for the year 2013 and for an additional period until the next General Meeting; to authorize the Board and the Audit Committee to determine the auditors’ fees; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2012;

2.	To re-elect Mr. Dan Suesskind and Dr. Shmuel Cabilly to the Board of the Company;

3.	To approve the Company's Compensation Policy;

4.	To approve an equity grant to the Company's Chairman of the Board and CEO, Mr. Dror Ben-Asher;

5.	To approve an equity grant to the Company's Deputy CEO, Finance and Operations, Mr. Ori Shilo;

6.	To approve equity grants to three (3) non-management directors of the Company;

7.	To approve an increase in the maximum amount of indemnification that the Company may prospectively undertake to indemnify its directors and officers from US $3,000,000 to US $5,000,000, and to amend the existing Letters of Exemption and Indemnification to reflect this increase; and

8.	To approve an increase in the authorized share capital of the Company from NIS 1,000,000, consisting of 100,000,000 Ordinary Shares, NIS 0.01 par value per share, to NIS 2,000,000, consisting of 200,000,000 Ordinary Shares, NIS 0.01 par value per share.

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2012, pursuant to the provisions of the Israel Companies Law 1999.

The Company currently is unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only shareholders and ADR holders of record at the close of business on June 25, 2013 shall be entitled to receive notice of and to vote at the General Meeting. At the close of business on June 25, 2013, the Company had outstanding 61,918,747 Ordinary Shares, each of which is entitled to one vote for each of the matters to be presented at the General Meeting.

The Company's Board of Directors recommends that you vote "FOR" the proposals, as specified on the enclosed form of proxy.

Whether or not you plan to attend the Meeting, it is important that your shares be represented. Accordingly, you are kindly requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received no later than 48 hours prior to the Meeting. Execution of a proxy will not in any way affect a shareholder’s right to attend the Annual General Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange, may also vote through the enclosed proxy by completing, dating, signing and mailing the proxy to the Company's offices. Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange who vote their shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver the Company an ownership certificate confirming their ownership of the Company’s shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

By Order of the Board of Directors,

Dror Ben-Asher
Chairman of the Board of Directors

Tel-Aviv, Israel

June 26, 2013

REDHILL BIOPHARMA LTD.

21 Ha'arba'a Street

Tel-Aviv 64739

Israel

PROXY STATEMENT

FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 31, 2013

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), and to holders of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”) issued by The Bank of New York Mellon (“BNY Mellon”), of RedHill Biopharma Ltd. (the “Company” or “RedHill”) in connection with the solicitation by the board of directors (the "Board") of proxies for use at the Annual General Meeting of Shareholders (the “General Meeting”), to be held on July 31, 2013, at 11:00 am Israel time at the offices of the Company, 21 Ha'arba'a Street, Tel-Aviv, Israel, or at any adjournments thereof.

It is proposed at the General Meeting to adopt the following proposals or to consider the following items:

1.	To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors for the year 2013 and for an additional period until the next General Meeting; to authorize the Board and the Audit Committee to determine the auditors’ fees; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2012;

2.	To re-elect Mr. Dan Suesskind and Dr. Shmuel Cabilly to the Board of the Company;

3.	To approve the Company's Compensation Policy;

4.	To approve an equity grant to the Company's Chairman of the Board and CEO, Mr. Dror Ben-Asher;

5.	To approve an equity grant to the Company's Deputy CEO, Finance and Operations, Mr. Ori Shilo;

6.	To approve equity grants to three (3) non-management directors of the Company;

7.	To approve an increase in the maximum amount of indemnification that the Company may prospectively undertake to indemnify its directors and officers from US $3,000,000 to US $5,000,000, and to amend the existing Letters of Exemption and Indemnification to reflect this increase; and

8.	To approve an increase in the authorized share capital of the Company from NIS 1,000,000, consisting of 100,000,000 Ordinary Shares, NIS 0.01 par value per share, to NIS 2,000,000, consisting of 200,000,000 Ordinary Shares, NIS 0.01 par value per share.

In addition, shareholders at the General Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2012, pursuant to the provisions of the Israel Companies Law 1999.

The Company currently is unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders Entitled to Vote

Only shareholders and ADR holders of record at the close of business on June 25, 2013 shall be entitled to receive notice of and to vote at the General Meeting. At the close of business on June 25, 2013, the Company had outstanding 61,918,747 Ordinary Shares, each of which is entitled to one vote for each of the matters to be presented at the General Meeting.

Proxies

A form of proxy for use at the General Meeting and a return envelope for the proxy are enclosed. By appointing “proxies”, shareholders may vote at the General Meeting whether or not they attend. If a properly executed proxy in the enclosed form is received by the Company at least 48 hours prior to the General Meeting, all of the shares represented by the proxy shall be voted as indicated on the form. Subject to applicable law and the rules of the NASDAQ Stock Market, in the absence of instructions, the shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the General Meeting for which the Board recommends a “FOR”, other than Proposals No. 3, 4, 5, 6 and 7. Shareholders and ADR holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with BNY Mellon (in the case of holders of ADRs) a written notice of revocation or duly executed proxy bearing a later date.

Expenses and Solicitation

The Board is soliciting proxies for use at the General Meeting. The Company expects to mail this Proxy Statement and the accompanying proxies to shareholders and ADR holders on or about June 26, 2013. In addition to solicitation of proxies by mail, certain officers, directors, employees and agents of the Company, none of whom shall receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares or ADRs.

These proxies and proxy cards shall also serve as a voting deed (ktav hatzba’a), as such term is defined under the Israeli Companies Law, 5759-1999 (the “Companies Law”).

Quorum and Voting

Two or more shareholders holding shares conferring in the aggregate at least twenty-five percent (25%) of the voting power of the Company, present in person or by proxy at the General Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned to the next business day following the day of the scheduled meeting, at the same time and place, or at such other day, time and place as shall be prescribed by the Board in a notification to the shareholders. At such reconvened meeting, any one shareholder present in person or by proxy shall constitute a quorum regardless of the number of shares represented.

Each of the resolutions to be presented at the General Meeting requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented. The approvals of Proposals 3, 4, 5, 6 and 7 require the affirmative vote of the Company's shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter, provided that such majority includes: (i) at least a majority of the shares of the voting shareholders who are non-controlling shareholders and do not have a personal interest in the approval of the proposal (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company (a "Special Majority").

Shareholders wishing to express their position on an agenda item for this General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Ori Shilo, at 21 Ha'arba'a Street, Tel-Aviv, 64739 Israel. Any Position Statement received will be furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

Position Statements must be submitted to the Company by no later than July 5, 2013.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, United States (the “Exchange Act”),as amended, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS.

Please note that you are required to indicate on the proxy card whether or not you are a controlling shareholder of the Company, or acting on its behalf, with respect to Proposals 3, 4, 5, 6 and 7 or have a personal interest in the approval of Proposals 3, 4, 5, 6 and 7, no matter whether you vote for or against these Proposals. If you fail to notify the Company as to whether or not you are a controlling shareholder of the Company, or acting on its behalf, with respect to Proposals 3, 4, 5, 6 and 7, or have a personal interest in the approval of Proposals 3, 4, 5, 6 and 7, your vote will not be counted with respect to Proposals 3, 4, 5, 6 and 7.

The lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

PROPOSAL NO. 1

APPOINTMENT OF AUDITORS

Under the Companies Law and the Company’s Amended and Restated Articles of Association, the shareholders of the Company are authorized to appoint the Company’s independent auditors. Under the Amended and Restated Articles of Association of the Company, the Board (or a committee, if it is so authorized by the Board) is authorized to determine the independent auditor’s remuneration. In addition, the approval by the Company’s Audit Committee of the independent auditor’s re-appointment and remuneration is required under the corporate governance rules of The NASDAQ Stock Market.

At the General Meeting, shareholders will be asked to approve the re-appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company's auditors for the year ending December 31, 2013 and for an additional period until the next General Annual Meeting. Kesselman & Kesselman has no relationship with the Company or with any affiliate of the Company except as auditors.

Information on fees paid to the Company's independent auditors may be found in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that Kesselman & Kesselman be, and hereby is, appointed as the auditors of the Company for the year 2013 and for an additional period until the next General Annual Meeting, and the Board and the Audit Committee be, and they hereby are, authorized to determine the fees of said auditors.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

The Audit Committee and Board recommend a vote FOR approval of the proposed resolution.

PROPOSAL NO. 2

ELECTION OF DIRECTORS

According to the Company’s Articles of Association, the directors are divided into three groups with as equal number of directors as possible. Except for the external directors (who are elected according to the provisions of the Israel Companies Law), the term of one group of directors expires each general annual meeting. At this time, the directors of said group are re-nominated to serve an additional three-year term that expires at the general annual meeting held in the third year following such election. At the General Meeting, the terms of Mr. Dan Suesskind and Dr. Shmuel Cabilly expire and the Board has nominated Mr. Suesskind and Dr. Cabilly to be re-elected as directors for an additional three-year term.

Proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the election of each of the nominees to hold office until the 2016 General Annual Meeting and, if applicable, until each of their successors shall have duly taken office, or such earlier time as each may resign or be removed from the Board pursuant to the terms of the Articles of Association of the Company. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Both Mr. Suesskind and Dr. Cabilly have attested to the Board and to the Company that each one of them meets all the requirements in connection with the election of directors under the Companies Law, per the statement substantially in the form attached hereto as Appendix A.

The nominees to serve on the Board are:

Name	Age	Position

Dan Suesskind	69	Director

Dr. Shmuel Cabilly	63	Director

Dan Suesskind has served as a member of the Board since February 21, 2011 and on the audit committee and investment committee since May 5, 2011. From 1977 to 2008, Mr. Suesskind served as the Chief Financial Officer of Teva Pharmaceutical Industries Ltd. Mr. Suesskind served as a director of Teva Pharmaceutical Industries Ltd. from 1981 to 2001 and again since 2010. In addition, Mr. Suesskind currently serves on the board of directors of Migdal Insurance and Financial Holdings Ltd., Syneron Medical Ltd., Israel Corporation Ltd. as well as a member of the board (and finance and investment committee) of the Jerusalem Foundation. He is also a member of the investment committee of the Israel Academy of Science and Humanities and the board of trustees of the Hebrew University. Mr. Suesskind is one of the founders and a member of the steering committee of the Israeli Forum of Chief Financial Officers. Mr. Suesskind holds a BA in Economics and Political Science from the Hebrew University of Jerusalem, Israel and an MBA in Business Administration from the University of Massachusetts in the U.S. The Board has determined that Mr. Suesskind is a financial and accounting expert under Israeli law.

Dr. Shmuel Cabilly has served as a member of the Board since August 26, 2010 and has served on the compensation committee since May 5, 2011. Dr. Cabilly currently serves on the board of directors of BioKine Therapeutics Ltd., Irody Inc., Biologic Design Ltd., Silenseed Ltd., Mobydom Ltd., Neuroderm Ltd., Dentack Implants Ltd., Dia Cardio Ltd., Pixcell Medical Technologies Ltd., Medasense Biometrics Ltd., Algomia Ltd., Velocee Inc., A.G.M. Biological Products Development Ltd., Ornim Inc., N.E.D. Next Dimension Ltd., Oplon B.V., Onecall Ltd., Coeruleus Ltd., Efranat Ltd. BioCep Ltd., Health Watch Technologies Ltd., Raziel Therapeutics Ltd. and VIDAC Pharma Ltd. Dr. Cabilly holds a BSC Biology from Ben Gurion University of Beer Sheva, Israel, an MSC in Immunology and Microbiology from the Hebrew University of Jerusalem, Israel and a PhD in Immunology and Microbiology from the Hebrew University of Jerusalem, Israel.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that Mr. Dan Suesskind and Dr. Shmuel Cabilly be, and hereby are, each elected to hold office as directors of the Company for an additional three-year term.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the General Meeting in person or by proxy and voting thereon is required to adopt this resolution.

The Board recommends a vote FOR the nominees to the Board.

PROPOSAL NO. 3

APPROVAL OF THE COMPENSATION POLICY FOR THE COMPANY'S DIRECTORS AND OFFICERS

Under Amendment No. 20 to the Companies Law, which came into effect in December, 2012 ("Amendment No. 20"), the employment terms of officers and directors (the “Officers”) of public companies, such as the Company, should be determined in accordance with a D&O compensation policy (the "Compensation Policy"). The Compensation Policy must be approved by (i) the Board of Directors, upon recommendation of the Compensation Committee and (ii) the shareholders of the Company (except in limited circumstances set forth in the Companies Law). All companies subject to Amendment No. 20 are required to adopt a Compensation Policy no later than September, 2013 to be based on the guidelines specified in the amendment. In accordance with Amendment No. 20, the Compensation Policy must be reviewed and re-approved every three years.

On June 18, 2013, in accordance with the provisions of Amendment No. 20 and following the recommendation of the Compensation Committee, the Board approved the Compensation Policy and recommended its approval by the shareholders, in the form attached hereto as Appendix B. The considerations which guided the Company's Compensation Committee and Board in recommending this policy were: promoting the Company's long-term best interests, its work plan and policy, considering, inter alia, the Company's risk management policy, size and nature of its operations and, with regard to terms of office and employment which include variable components, the officer's contribution to achieving the Company's objectives and to maximizing its earnings, all from the long-term perspective and in accordance with the officer's role.

The Compensation Policy was prepared with due consideration to the nature of the Company's operations in the biomed sector, territories in which the Company operates, market size on the Tel-Aviv Stock Exchange and on the NASDAQ, as well as other criteria including the Company's cash position, capitalization and shareholders' equity. The Compensation Policy will be in effect for three years from the Meeting, if approved by the shareholders.

The principles of the Compensation Policy were set forth after discussions by the Compensation Committee and by the Board, in consultation with an external advisor. The Compensation Policy principles were designed to grant proper, fair and well-considered remuneration to Company Officers, in alignment with the Company's long-term best interests and overall organizational strategy. Part of the rationale is that the policy should encourage the Officers to identify with the Company and its objectives. An increase in Officer satisfaction and motivation should retain the employment of high-quality Officers in the Company's service over the long term.

In designing the principles of the Compensation Policy, the Compensation Committee and the Board took into consideration, inter alia: (a) the education, qualifications, expertise, professional experience and achievements of each officer; (b) the role of the officer, areas of responsibility and previous compensation agreements entered into with him; (c) the ratio between the terms of compensation of the Officers as may be provided under the Compensation Policy and the terms of compensation of other employees of the Company, considering also the average and median annual cost of the fixed component payable to all Company full-time team members; (d) regarding terms of compensation that include variable components, eliminating the ability to limit the exercise value of any equity-based variable component.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED that, in compliance with the requirements of the Companies Law, 1999, the Compensation Policy for the Company's directors and officers, in the form attached hereto as Appendix B, and as previously approved by the Board at the recommendation of the Compensation Committee, for a term of three years from approval by this General Meeting, be, and the same hereby is, approved.”

The affirmative vote of at least a majority of the votes of shareholders present and voting on the matter is required for shareholders to approve Proposal 3, provided that either (i) such a majority includes at least the majority of the votes of shareholders who (a) are not controlling shareholders of the Company and (b) do not have personal interest in the approval of the proposal (abstentions will not be taken into account); or (ii) the total number of votes against such proposal among the shareholders mentioned in clause (i) above does not exceed two percent (2%) of the total voting rights in the Company (a "Special Majority").

Under certain circumstances and subject to certain exceptions, the Companies Law enables the Board to approve the Compensation Policy despite the objection of the shareholders provided that the Compensation Committee and the Board determine that it is for the benefit of the Company, following additional discussions and supported by detailed arguments.

The Board recommends that the shareholders vote "FOR" the approval of the Compensation Policy for the Company's directors and officers.

PROPOSAL NO. 4

EQUITY GRANT COMPENSATION TO THE COMPANY'S CHAIRMAN OF THE BOARD AND CEO, MR. DROR BEN-ASHER

The Companies Law requires that the terms of service and employment of the Company’s chief executive officer ("CEO") be approved by the Company’s Compensation Committee, the Board and the shareholders of the Company, except in the limited circumstances set forth in the Companies Law. In addition, the Companies Law provides that transactions between a company and its directors regarding their terms of office as director, and with respect to their terms of employment in other positions in the company, are subject to the approval of such company's audit committee, board of directors and shareholders.

Mr. Dror Ben-Asher serves as the Company's CEO and the chairman of the Board. Mr. Ben-Asher is one of the two main individuals who have been leading the Company from its incorporation until today. In light of Mr. Ben-Asher's contribution to the Company, and in accordance with the Company's proposed Compensation Policy, the Board and Compensation Committee have determined that the proposed equity grant described below is appropriate, reasonable and reflects the significant contribution of Mr. Ben-Asher to the Company. The purpose of the grant is, inter alia, to compensate Mr. Ben-Asher for his service and significant contribution to the Company as well as to provide incentive for Mr. Ben-Asher to continue to contribute to the Company's success and results of operations.

When discussing the proposed grant to Mr. Ben-Asher, the Compensation Committee and the Board took into consideration, inter alia: (a) the education, qualifications, expertise, professional experience and achievements of Mr. Ben-Asher; (b) the role of Mr. Ben-Asher, his areas of responsibility and previous compensation agreements entered into with him; (c) the ratio between the terms of compensation of Mr. Ben-Asher and the terms of compensation of other employees of the Company, considering also the average and median annual cost of the fixed component payable to all Company full-time team members; (d) the possibility of reducing the variable components at the discretion of the Board and the possibility to limit the exercise value of the options. It was resolved by the Board not to permit such future reductions and not to limit the exercise value of the proposed options.

The proposed equity grant to Mr. Ben-Asher consists of options to purchase 300,000 Ordinary Shares of the Company at an exercise price of US $1.12 per share, which was calculated as the higher of: (i) the average closing price of the Company's stock on the TASE in the 30 trading days prior to May 26, 2013 (the date of the Board's approval of the grant), plus 10% and (ii) the closing price of the Company's stock on the TASE on May 26, 2013. The options would vest quarterly over four (4) years in equal parts, with 18,750 options vesting each quarter. The last date for exercise of the options would be seven (7) years following the grant date. Vesting is scheduled to commence retroactively on April, 1, 2013 and the options would become fully vested, in accordance with the terms of the grant, on March 31, 2017. The equity grant would be in accordance with the Company's 2010 Stock Options Plan, as amended, and the remaining terms of the equity grant would be in accordance with such Plan. The proposed equity grant represents 0.33% of the total outstanding equity of the Company on a fully diluted basis.

The proposed compensation arrangement with Mr. Ben-Asher is in accordance with the proposed Compensation Policy of the Company that is the subject of Proposal 3 and is in the form attached hereto as Appendix B.

"RESOLVED, to approve a grant of options exercisable into 300,000 Ordinary Shares of the Company to Mr. Dror Ben-Asher in accordance with the Compensation Policy and the Company's 2010 Stock Options Plan, as amended."

The approval of Proposal 4 requires the affirmative vote of at least a majority of the Company’s shareholders holding Ordinary Shares present, in person or by proxy, and voting on the matter, provided that such majority includes: (i) at least a majority of the shares of the voting shareholders who are non-controlling shareholders and do not have a personal interest in the approval of the equity grant to Mr. Dror Ben-Asher (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The Compensation Committee and Board recommend a vote FOR the approval of the equity grant to Mr. Dror Ben-Asher.

PROPOSAL NO. 5

EQUITY GRANT COMPENSATION TO THE COMPANY'S DEPUTY CEO, FINANCE AND

OPERATIONS, MR. ORI SHILO

The Companies Law provides that transactions between a company and its Officers, regarding their terms of office as director, and with respect to their terms of employment in other positions in the company, are subject to the approval of such company's audit committee, board of directors and shareholders.

Mr. Ori Shilo currently serves as the Deputy CEO, Finance and Operations of the Company and is responsible for finance & operations. Mr. Shilo has been a leading figure in the Company since its incorporation date, both in terms of day-to-day management and in terms of strategy and vision. The Board considers Mr. Shilo a major factor in setting the Company's vision and a key person needed to successfully implement the Company's business strategy over the coming years.

In light of Mr. Shilo's contribution to the Company, and in accordance with the Company's proposed Compensation Policy, the Board and Compensation Committee have determined that the proposed equity grant is appropriate and reasonable and reflects the significant contribution of Mr. Shilo to the Company. The purpose of the grant is, inter alia, to compensate Mr. Shilo for his service and his significant contribution to the Company as well as to provide an incentive for him to continue to contribute to the Company's success and results of operations.

When discussing the proposed grant to Mr. Shilo, the Compensation Committee and the Board took into consideration, inter alia,: (a) the education, qualifications, expertise, professional experience and achievements of Mr. Shilo; (b) the role of Mr. Shilo, areas of responsibility and previous compensation agreements entered into with him; (c) the ratio between the terms of compensation of Mr. Shilo and the terms of compensation of other employees of the Company, considering also the average and median annual cost of the fixed component payable to all Company full-time team members; and (d) eliminating the possibility to limit the exercise value of any equity-based variable component. It was resolved by the Board not to permit any future reductions or to limit the exercise value of any equity-based variable component.

The proposed equity grant to Mr. Ori Shilo consists of 250,000 options to purchase Ordinary Shares of the Company at an exercise price of US $1.12 per share, which was calculated as the higher of: (i) the average closing price of the Company's stock on the TASE in the last 30 trading days prior to May 26, 2013 (the date of the Board's approval of the grant), plus 10% and (ii) the closing price of the Company's stock on the TASE on May 26, 2013. The options would vest quarterly over four (4) years in equal parts, with 15,625 options vesting each quarter. The last date for exercise of the options would be seven (7) years following the grant date. Vesting would commence retroactively on April, 1, 2013 and the options would become fully vested, in accordance with the terms of the grant, on March 31, 2017. The equity grant would be in accordance with the Company's 2010 Stock Options Plan, as amended, and the remaining terms of the equity grant would be in accordance with such plan. The proposed equity grant represents 0.28% of the total outstanding equity of the Company on a fully diluted basis.

The proposed compensation arrangement with Mr. Shilo is in accordance with the proposed Compensation Policy of the Company that is the subject of Proposal 3 and is in the form attached hereto as Appendix B.

"RESOLVED, to approve a grant of 250,000 options exercisable into Ordinary Shares of the Company to Mr. Ori Shilo, in accordance with the Compensation Policy and the Company's 2010 Stock Options Plan, as amended."

The approval of Proposal 5 requires the affirmative vote of at least a majority of the Company’s shareholders holding Ordinary Shares present, in person or by proxy, and voting on the matter, provided that such majority includes: (i) at least a majority of the shares of the voting shareholders who are non-controlling shareholders and do not have a personal interest in the approval of the proposal (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The Compensation Committee and Board of Directors recommend a vote FOR the approval of the equity grant to Mr. Ori Shilo.

PROPOSAL NO. 6

EQUITY GRANT COMPENSATION TO THREE NON-MANAGEMENT DIRECTORS (OTHER THAN EXTERNAL DIRECTORS)

Under the Companies Law, directors who do not qualify as external directors may be compensated in accordance with the Company's Compensation Policy, as approved by the Compensation Committee, Board and shareholders of the Company. It is proposed to provide equity grants to the following non-management directors: Dr. Kenneth Reed, Eric Swenden and Dan Suesskind. These non-management directors of the Company have the experience, knowledge, skills and leadership abilities in the fields relevant to the Company's activities.

In light of each director's contribution to the Company, and in accordance with the Company's proposed Compensation Policy, the Board and Compensation Committee have determined that the proposed equity grants to each director is appropriate, reasonable and reflects each of their significant contributions to the Company. The purpose of the grant is, inter alia, to compensate each director for his service and significant contribution to the Company as well as to provide an incentive to continue to contribute to the Company's success and results of operations.

Such grants comply with the principles of the proposed Compensation Policy, in the form attached hereto as Appendix B. When discussing the proposed grant to Dr. Reed, Mr. Swenden and Mr. Suesskind, the Compensation Committee and the Board took into consideration, inter alia,: (a) the education, qualifications, expertise, professional experience and achievements of such directors; (b) their roles and areas of responsibility and previous compensation agreements; (c) the ratio between their terms of compensation and the terms of compensation of other employees of the Company, considering also the average and median annual cost of the fixed component payable to all Company fulltime team members; (d) to eliminate the possibility of reducing the variable components at the discretion of the Board and the possibility to limit the exercise value of the options. It was resolved by the Board not to permit such future reductions and not to limit the exercise value of the proposed options.

The background and qualifications of Dan Suesskind are detailed in Proposal 3 of this Proxy. Below are summaries of the background and qualifications of Eric Swenden and Dr. Kenneth Reed.

Eric Swenden has served as a member of the Board since May 3, 2010, and has served on the investment committee since May 5, 2011. From 1966 until 2001 Mr. Swenden served in various positions including Chief Executive Officer (since 1985) and Executive Chairman (since 1990) of Vandemoortele Food Group, a privately held Belgium-based European food group with revenue of approximately EUR 2 billion. He currently serves on the board of directors of Lifeline Scientific, Inc., TBC S.A., ERDA S.A., Alterpharma N.V. and Gudrun N.V. Mr. Swenden holds an M.A. in Commercial Science from the University of Antwerp, Belgium. The Board has determined that Mr. Swenden is a financial and accounting expert under Israeli law.

Dr. Kenneth Reed has served as a member of the Board since December 15, 2009. Dr. Reed is a board-certified dermatologist, practicing in a private practice under the name of Kenneth Reed MD PC. Dr. Reed currently serves on the board of directors of Minerva Biotechnologies Corporation. Dr. Reed received his B.A from Brown University in the United States and an M.D. from the University of Medicine and Dentistry of New Jersey in the U.S. Dr. Reed has amassed over 25 years of clinical experience since completing the Harvard Medical School Residency Program in Dermatology.

The proposed equity grants to the non-management directors of the Company (other than external directors) consist of 100,000 options to purchase Ordinary Shares of the Company granted to each of the three directors at an exercise price of US $1.12 per share, which was calculated as the higher of: (i) the average closing price of the Company's stock on the TASE in the last 30 trading days prior to the May 26, 2013 (the date of the Board's approval of the grant), plus 10% and (ii) the closing price of the Company's stock on the TASE on May 26, 2013. Each director's options would vest quarterly over four (4) years in equal parts, with 6,250 options vesting each quarter. The last date for exercise of the options will be seven (7) years following the grant date. Vesting is scheduled to commence retroactively on April, 1, 2013 and the options will become fully vested, in accordance with the terms of the grant, on March 31, 2017. The equity grant would be in accordance with the Company's 2010 Stock Options Plan, as amended, and the remaining terms of the equity grant would be in accordance with such plan. The proposed equity grant to each director represents 0.11% of the total outstanding equity of the Company on a fully diluted basis.

The proposed equity grant compensation is in accordance with the proposed Compensation Policy of the Company that is the subject of Proposal 3 and is in the form attached hereto as Appendix B.

"RESOLVED, to approve a grant of 100,000 options exercisable into Ordinary Shares of the Company to each of Dr. Kenneth Reed, Eric Swenden, and Dan Suesskind, in accordance with the Compensation Policy and the Company's 2010 Stock Options Plan, as amended."

The approval of Proposal 6 requires the affirmative vote of at least a majority of the Company’s shareholders holding Ordinary Shares present, in person or by proxy, and voting on the matter, provided that such majority includes: (i) at least a majority of the shares of the voting shareholders who are non-controlling shareholders and do not have a personal interest in the approval of the proposal (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The Compensation Committee and Board of Directors recommend a vote FOR the approval of the equity grants to Dr. Kenneth Reed, Eric Swenden, and Dan Suesskind.

PROPOSAL NO. 7

INCREASE IN THE AMOUNT FOR WHICH THE

COMPANY MAY UNDERTAKE TO INDEMNIFY ITS DIRECTORS AND

OFFICERS

Under the Companies Law, a prospective undertaking by a company to indemnify its officers and directors must be approved first by a company's compensation committee and then by its board of directors and subsequently by a company's shareholders. At the Company's general meeting on January 26, 2011, the shareholders of the Company adopted Letters of Exemption and Indemnification to indemnify the Company's directors and officers, which were later amended at Company's general meeting on February 15, 2012 (the "Letters of Exemption and Indemnification"). The current Letters of Exemption and Indemnification provide that the Company and its subsidiaries may prospectively undertake to indemnify the Company's directors and officers, a total amount of US $3,000,000.

In light of the expected expansion of the Company's business and in accordance with the Compensation Policy, the Compensation Committee and Board recommend to increase the maximum amount of indemnification that the Company may prospectively undertake to provide to its directors and officers and to amend the Letters of Exemption and Indemnification to reflect this increase,.

The shareholders are requested to approve an increase in the maximum amount for which the Company and its subsidiaries may prospectively undertake to indemnify the Company's directors and officers, from an aggregate amount of US $3,000,000 to an aggregate amount of US $5,000,000. The Board has determined that considering the scope and the activity of the Company that this amount is reasonable.

The proposed increase in indemnification is in accordance with the proposed Compensation Policy of the Company that is the subject of Proposal 3 and is in the form attached hereto as Appendix B.

It is proposed that the following resolutions be adopted at the General Meeting:

“RESOLVED, to approve an increase in the maximum amount of indemnification that the Company may prospectively undertake to indemnify its directors and officers from US $3,000,000 to US $5,000,000, and to amend the existing Letters of Exemption and Indemnification to reflect this increase.”

The approval of Proposal 7 requires the affirmative vote of at least a majority of the Company’s shareholders holding Ordinary Shares present, in person or by proxy, and voting on the matter, provided that such majority includes: (i) at least a majority of the shares of the voting shareholders who are non-controlling shareholders and do not have a personal interest in the approval of the proposal (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The Audit Committee and Board of Directors recommend a vote "FOR" the foregoing proposed resolutions.

PROPOSAL NO. 8

INCREASE OF ISSUED SHARE CAPITAL

The Company's authorized share capital is currently NIS 1,000,000, consisting of 100,000,000 Ordinary Shares, NIS 0.01 par value per share. As a result, as of May 25, 2013, the Company had approximately 14,735,000 Ordinary Shares available for future issuance after taking into account the shares issuable under existing options and warrants.

The Board recommends that at the General Meeting, the shareholders approve an increase of the authorized share capital of the Company by an additional NIS 1,000,000 such that the authorized share capital shall be NIS 2,000,000, consisting of 200,000,000 Ordinary Shares, NIS 0.01 par value per share. The Board believes that the proposed increase in the Company's share capital is necessary to ensure that the Company will have sufficient authorized share capital available to pursue opportunities in the future without undue delay and expenses. These opportunities could include, without limitation, subject to receipt of all requisite approvals under the Israeli Law, the issuance of additional shares to acquire other businesses, to raise additional capital for the Company's business or to make future grants under the Company's 2010 Stock Options Plan, as amended.

"RESOLVED, to approve the increase of the authorized share capital of the Company from NIS 1,000,000, consisting of 100,000,000 Ordinary Shares, NIS 0.01 par value per share, to NIS 2,000,000, consisting of 200,000,000 Ordinary Shares."

The affirmative vote of the holders of Ordinary Shares representing a majority of the votes cast is required to approve the above resolution.

The Board recommends that you vote "FOR" the approval of the increase of authorized share capital.

OTHER BUSINESS

         Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the General Meeting, but, if any other matters are properly presented at the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

Dror Ben-Asher

Chairman of the Board
Dated: June 26, 2013

Appendix A - Form of Statement of a Candidate to Serve as a Director

The undersigned, ____________________, hereby declares to Redhill Biopharma Ltd. (the “Company”), effective as of ____________________________, as follows:

I am making this statement as required under Section 224B of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”).  Such provision requires that I make the statements set forth below prior to, and as a condition to, the submission of my election as a director of the Company to the approval of the Company's shareholders.

I possess the necessary qualifications and skills and have the ability to dedicate the appropriate time for the purpose of performing my service as a director in the Company, taking into account, among other things, the Company's special needs and its size.

My qualifications were presented to the Company. In addition, attached hereto is a biographical summary as contained in the Company's most recent Form 20-F, which includes a description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

I am not restricted from serving as a director of the Company under any items set forth in Sections 2261, 226A2 or 2273 of the Israeli Companies Law, which include, among other things, restrictions relating to on the appointment of a minor, a person who is legally incompetent, a person who was declared bankrupt, a person who has prior convictions or anyone whom the administrative enforcement committee of the Israel Securities Law 5728-1968 (the “Israel Securities Law”) prohibits from serving as a director.

I am aware that this statement shall be presented at the Annual General Meeting of Shareholders of the Company in which my election shall be considered, and that pursuant to Section 241 of the Israeli Companies Law it shall be kept in the Company’s registered office and shall be available for review by any person.

Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, I shall notify the Company immediately, in accordance with Section 227A of the Israeli Companies Law.

IN WITNESS WHEREOF, the undersigned have signed this statement as of the date set forth above.

Name: _________________	Signature: __________________

1 As of the date hereof, Section 226 of the Israeli Companies Law generally provides that a candidate shall not be appointed as a director of a public company (i) if the person was convicted of an offense not listed below but the court determined that due to its nature, severity or circumstances, he/she is not fit to serve as a director of a public company for a period that the court determined which shall not exceed five years from judgment or (ii) if he/she has been convicted of one or more offences specified below, unless five years have elapsed from the date the convicting judgment was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1) offences under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offences in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law 5737-1997; and offences under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and period reports) and 54 (fraud in securities) of the Israel Securities Law;

(2) conviction by a court outside of the State of Israel of an offence of bribery, fraud, offences of directors/managers in a corporate body or exploiting inside information.

2 As of the date hereof, Section 226A of the Israeli Companies Law provides that if the administrative enforcement committee of the Israel Securities Authority has imposed on a person enforcement measures that prohibited him/her from holding office as director of a public company, that person shall not be appointed as a director of a public company in which he/she is prohibited to serve as a director according to this measure.

3 As of the date hereof, Section 227 of the Israeli Companies Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent, was declared bankrupt and not discharged, and with respect to a corporate body – in case of its voluntary dissolution or if a court order for its dissolution was granted.

Appendix B

RedHill Biopharma Ltd.

(the "Company")

Compensation Policy
(the “Policy” or “Compensation Policy”)

As approved by the Company's Compensation Committee on June 18, 2013

and by the Company’s Board of Directors on June 18, 2013.

1.	Definitions

"Board of Directors" or “Board”	-	Company Board of Directors;

"Committee" or "Compensation Committee"	-	The Company's Compensation Committee;

"Company"	-	RedHill Biopharma Ltd.;

"The Companies Law"	-	The Companies Law, 1999, Israel;

"The Securities Law"	-	The Securities Law, 1968, Israel;

"Retirement Bonus"	-	Bonus, payment, compensation, compensation or any other benefit awarded to an officer with regard to conclusion of their office with the Company;

"Team Members"		Company employees or consultants that engaged with the Company on a permanent basis;

"Officer"	-	Board member, CEO, Deputy CEO, Finance and Operations, Chief Business Officer, Senior VP, VP, any such Officer of the Company by a different title, and any other executive reporting directly to the CEO;

"Amendment"	-	Amendment 20 to the Companies Law;

"Peer Group Survey"	-

Analysis of the compensation of relevant Officers in the Company’s peer group of public biotech or pharma companies listed for trading in both Israel and the US, or only in the US. Peer group companies shall be similar to the Company in at least some of the following criteria:

1.   Business model

2.   Type of products

3.   Stage of development

4.   Market cap

5.   Cash position

6.   Size of the team

Such Peer Group Survey will be updated every year

Due to the business model of the Company, the nature of its activity and the development stages of its products, it is difficult to find peer group companies that are similar in all criteria. Accordingly, most companies in the peer group are similar only in part of the criteria.

The Company will update the Peer Group Survey on an annual basis.

2.	Overview

On December 12, 2012, Amendment 20 to the Companies Law came into effect. The Amendment governs the structure of compensation of Officers of public companies and debenture companies, and specifies a process for approval thereof. In conformity with the Amendment, the Compensation Committee and Board of Directors have adopted this Compensation Policy.

The principles of the Compensation Policy were set forth after discussions by the Compensation Committee and the Board, in consultation with an external advisor. Policy principles were designed to grant proper, fair and well-considered compensation to Officers, in alignment with the Company's long-term best interests and organizational strategy. Part of the rationale is that the policy should encourage a sense of identification with the Company and its objectives on the part of its Officers. An increase in Officer satisfaction and motivation should retain the employment of high-quality Officers in the Company's service over the long term.

The Compensation Policy considers, inter alia, the Company's risk management policy, size and nature of its operations and, with regard to terms of office and employment which include variable components, the Officer's long-term contribution to achieving the Company's objectives and to maximizing its earnings, taking into account the scope and reach of the Officer's role.

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The Compensation Policy was prepared with due consideration to the nature of the Company’s operations in the biomed sector, territories where the Company operates, market size on the Tel-Aviv Stock Exchange and on the NASDAQ, as well as other criteria including, the Company's cash position, capitalization and shareholders' equity.

In addition, in designing the Compensation Policy, the Compensation Committee and Board considered the average and median annual cost of the fixed component payable to all Company full-time Team Members. The Company estimates that the gaps between the Officers’ compensation, assuming implementation of the new Policy, will have no effect on the working relationships in the Company.

The compensation principles are a tool based on targets and benchmarks derived, inter alia, form the Company's annual work plan and from long-term plans as determined by the Board of Directors from time to time.

Compensation Policy components will include each of the following:

a.	Fixed components: salary, social benefits (such as: beneficial retirement arrangement, disability insurance, provident fund, study fund, paid leave, sick leave and vacation pay) and other benefits (such as: car, cell phone, laptop computer, internet connection, including gross-up of the benefit value for tax purposes).

b.	Variable components: bonus payments, etc.

c.	Equity-based variable components: options plan, share plan, etc.

d.	Retirement Bonus: bonus, payment, compensation, compensation or any other benefit awarded to an Officer with regard to the conclusion of their office with the Company.

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e.	Insurance, waiver and indemnification: Board members' and Officers' liability insurance (for the normal course of business as well as for non-recurring events (run-off)), waiver of Officers' liability (in advance and in retrospect) and provision of commitment to indemnify Officers in advance and in retrospect.

Provisions of this Compensation Policy only apply to Company Officers (as defined above).

While the Company's employment agreements and /or consulting agreements may be in NIS or in USD, the Company's compensation costs (including salaries, benefits and consulting) are reported in the Company's financial statements in USD. Thus, all compensation components are presented in this policy in USD.

The language of this Compensation Policy uses the male pronoun only as a measure of comfort. This policy applies to both male and female Officers.

3.	Officers' areas of responsibility, education and experience

3.1.	Position: Chairman of the Board of Directors

3.1.1.	Responsibilities: Chairman of the Company Board of Directors and Board member. Provide guidance to the CEO on management of Company business in accordance with Board policy.

3.1.2.	Required education and experience: academic degree from a recognized academic institution in Israel or overseas. The Chairman of the Board of Directors must have practical experience as one or more of the following: (a) acting or former Officer of a company of similar size; (b) at least 5 years of experience as a senior executive in the Company's line of business or one that is sufficiently related to the Company’s line of business including, for example, investment banking or consulting; (c) academic experience of 3 years or more in one of the following disciplines or related to: business administration, economics, law, finance, medicine, science, the pharmaceutical or healthcare industries or drug development. Academic experience includes, for example, academic research, academic publications or academic teaching in recognized academic institutions in Israel or overseas.

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Subject to the Companies Law and any other relevant rules and regulations, the Compensation Committee and the Board may waive, in exceptional cases, the aforementioned required education and/or experience should they deem the candidate have special business experience or skills which, in their opinion, would make a considerable contribution to the Company if appointed Chairman of the Board of Directors.

3.2.	Position: Board member

3.2.1.	Responsibilities: the Board member of the Company Board of Directors will, as a part of the Board, set Company policy and supervise the CEO's performance and actions. The Company Board of Directors is also empowered with all statutory authority.

3.2.2.	Required education and experience: academic degree from a recognized academic institution in Israel or overseas. The Board member must have practical experience in one or more of the following: (a) acting or former Officer of the Company, or a company of similar size; (b) CPA / attorney / business manager with over 5 years of experience; (c) academic experience of 3 years or more in one of the following disciplines or related to: business administration, economics, law, finance, medicine, science, the pharmaceutical or healthcare industries or drug development. Academic experience includes, for example, academic research, academic publications or academic teaching in recognized academic institutions in Israel or overseas.

3.2.3.	Subject to the Companies Law and any other relevant rules and regulations, the Compensation Committee and the Board of Directors may waive, in exceptional cases, the aforementioned required education and/or experience, should they deem the candidate has special business experience or skills which, in their opinion, would make a considerable contribution to the Company if appointed a Board member.

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3.3.	Position: Company CEO

3.3.1.	Responsibilities: management of all Company business.

3.3.2.	Required education and experience: academic degree from a recognized academic institution in Israel or overseas. Prior experience as CEO of a similar company for at least 3 years, or Officer of the Company with over 3 years' tenure.

3.3.3.	Subject to the Companies Law and any other relevant rules and regulations, the Compensation Committee and the Board of Directors may waive, in exceptional cases, the aforementioned required education and/or experience, should they deem the candidate CEO has special business experience or skills which, in their opinion, would make a considerable contribution to the Company.

3.4.	Position: Deputy CEO, Finance and Operations

3.4.1.	Responsibilities: management of Company finances, operations and human resources.

3.4.2.	Required education and experience: academic degree in economics, accounting, business administration or other relevant degrees such as finance, from a recognized academic institution in Israel or overseas. Prior experience of over 3 years in the position of VP, Finance and Operations at another company or over 5 years of experience as comptroller, or a similar position in the Company.

3.4.3.	Subject to the Companies Law and any other relevant rules and regulations, the Compensation Committee and the Board of Directors may waive, in exceptional cases, the aforementioned required education and/or experience, should they deem the candidate has special business experience or skills which, in their opinion, would make a considerable contribution to the Company.

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3.5.	Position: other Officer

3.5.1.	Responsibilities: responsibilities range from such positions as Senior VP Research and Development who is responsible for the research and development activity of the Company, Senior VP Product and Corporate Development who is responsible for the development of certain R&D programs and other corporate development activities, Senior VP Business Development and Licensing who is responsible for the Company’s business development and other business activities, Chief Business Officer who is responsible for the Company’s intellectual property and other business activities. Officers report directly to the Company CEO.

3.5.2.	Required education and experience: academic degree relevant to each position from a recognized academic institution in Israel or overseas. Prior experience of over 3 years in a similar position with another company or with the Company. The Company requires its Legal Counsel to hold an attorney license in addition to the foregoing.

3.5.3.	The Company may engage from time to time with additional Officers who will be responsible for different areas of the business, and / or Officers whose titles may be different than those specified above. New Officers or Officers with different titles must have the skills, education and experience relevant to their responsibilities as Officers of the Company. Guidelines for engagement with them are outlined in section 4.5 hereinafter.

3.5.4.	Subject to the Companies Law and any other relevant rules and regulations, the Compensation Committee and the Board of Directors may waive, in exceptional cases, the aforementioned required education and/or experience, should they deem a candidate for an Officer’s position has special business experience or a skill which, in their opinion, would make a considerable contribution to the Company if appointed to the position.

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4.	Fixed component

4.1.	Position: Chairman of the Board of Directors (the “Chairman”)

4.1.1.	The annual cost of the fixed component of compensation of the Chairman of the Board of Directors, consisting of a fixed annual payment and additional fixed payment per meeting, shall not exceed three times the annual cost of the fixed component of compensation of external Board members. If the Chairman of the Board of Directors is also an Officer of the Company, no additional compensation will be payable to the Chairman for his role as Chairman of the Board.

4.1.2.	In addition, the Chairman of the Board of Directors will be entitled to reimbursement of reasonable expenses incurred in the course of discharging his office, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts. The policy for overseas travel expense reimbursement will be the same as for the Company CEO.

4.1.3.	Currently, the Company Chairman is also an Officer of the Company, thus, according to article 4.11 above, he is not eligible for compensation for his role as Chairman of the Board of Directors.

4.2.	Position: Board member

4.2.1.	Compensation of Company Board members consists of annual and per meeting compensation (including in cases of written resolution or telephone call) as well as expense reimbursement in accordance with the provisions of the companies regulations (rules concerning compensation and expense reimbursement for an external director)-2000 (the "Compensation Regulations"). Total compensation will be based on the applicable company rating, which is determined by shareholders' equity (as it may be from time to time); such compensation will be equal to compensation payable to external Board members of the Company. The Company may grant special compensation to expert Board members according to the provisions of the Companies Law and sections 4 and 5a. to the Compensation Regulations.

4.2.2.	The Company may grant to its Board members (including external directors) an equity-based compensation in accordance with its options plan and the provisions of paragraph 6 to this Compensation Policy, subject to the provisions of the Companies Law and the Compensation Regulations.

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4.2.3.	Board members will be entitled to reimbursement of reasonable expenses incurred in the course of their duty, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts. Expense reimbursement for overseas travel will be in accordance with Company policies, as applicable to the Company CEO.

4.2.4.	As of the date of this policy, the Company compensates all Board members, other than Board members who are also Officers of the Company, in compliance with the provisions of the Compensation Regulations.

4.3.	Position: Company CEO

4.3.1.	The annual cost of the fixed compensation component for the Company CEO shall not exceed the median salary cost (fixed component) of CEOs in the Peer Group Survey. As of the date of the approval of this policy, the median salary cost (fixed component) of CEOs at peer group companies, according to the Peer Group Survey is US $402,000.

4.3.2.	In addition, the Company CEO will be entitled to reimbursement of reasonable expenses incurred in the course of discharging his office, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts. Such expenses will not exceed US $3,000 per month. The Company may pay the CEO's expenses by credit card. Expense reimbursement for overseas travel will be in conformity with Company policy.

4.3.3.	The maximum annual cost of the fixed compensation component that can be payable to the Company CEO according to this policy, as per section 4.3.1 above, is 69% more than the current annual cost of such component according to the Company CEO’s current employment agreement as of the date of this policy.

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4.4.	Position: Company Deputy CEO, Finance and Operations

4.4.1.	The annual cost of the fixed compensation component for the Company Deputy CEO, Finance and Operations shall not exceed 90% of the fixed compensation component for the Company CEO.

4.4.2.	In addition, the Company Deputy CEO, Finance and Operations will be entitled to reimbursement of reasonable expenses incurred in the course of discharging his office, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts. Such expenses will not exceed US $3,000 per month. The Company may pay the Deputy CEO, Finance and Operations’ expenses by credit card. Expense reimbursement for overseas travel will be in conformity with Company policy.

4.4.3.	The maximum annual cost of the fixed compensation component that can be payable to the Company Deputy CEO, Finance and Operations according to this policy, as per section 4.4.1 above, is 61% higher than the current annual cost of such component according to the Company Deputy CEO, Finance and Operations’ current employment agreement as of the date of this policy.

4.5.	Position: other Officer (other than Board member, CEO or Deputy CEO, Finance and Operations)

4.5.1.	Senior VP Research and Development

The annual cost of the fixed compensation component for the Senior VP Research and Development shall not exceed 90% of the fixed compensation component for the Company CEO.

In addition, such Officer will be entitled to reimbursement of reasonable expenses incurred in the course of discharging his office, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts. Such expenses will not exceed US $2,000 per month. The Company may pay the Officer's expenses by credit card. Expense reimbursement for overseas travel will be in conformity with Company policy.

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The maximum annual cost of the fixed compensation component that can be payable to the Senior VP of Research and Development according to this policy, as per the aforementioned, is 50% higher than the current annual cost of such component according to the Senior VP Research and Development’s current employment agreement as of the date of this policy.

4.5.2.	Chief Business Officer

The annual cost of the fixed compensation component for the Chief Business Officer shall not exceed 90% of the fixed compensation component for the Company CEO.

In addition, such Officer will be entitled to reimbursement of reasonable expenses incurred in the course of discharging his office, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts. Such expenses will not exceed US $2,000 per month. The Company may pay the Officer's expenses by credit card. Expense reimbursement for overseas travel will be in conformity with Company policy.

The maximum annual cost of the fixed compensation component that can be payable for the Chief Business Officer according to this policy, as per the aforementioned, is the same as the current annual cost of such component according to the Chief Business Officer’s current employment agreement as of the date of this policy.

4.5.3.	Senior VP Product & Corporate Development

The annual cost of the fixed compensation component for the Senior VP Product & Corporate Development shall not exceed 85% of the fixed compensation component for the Company CEO.

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In addition, such Officer will be entitled to reimbursement of reasonable expenses incurred in the course of discharging his office, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts. Such expenses will not exceed US $2,000 per month. The Company may pay the Officer's expenses by credit card. Expense reimbursement for overseas travel will be in conformity with Company policy.

The maximum annual cost of the fixed compensation component that can be payable to the Senior VP Product & Corporate Development according to this policy, as per the aforementioned, is 67% higher than the current annual cost of such component according to the Senior VP Product & Corporate Development’s current employment agreement as of the date of this policy.

4.5.4.	Senior VP Business Development & Licensing

The annual cost of the fixed compensation component for the Senior VP Business Development & Licensing shall not exceed 85% of the fixed compensation component for the Company CEO.

In addition, such Officer will be entitled to reimbursement of reasonable expenses incurred in the course of discharging his office, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts. Such expenses will not exceed US $2,000 per month. The Company may pay the Officer's expenses by credit card. Expense reimbursement for overseas travel will be in conformity with Company policy.

The maximum annual cost of the fixed compensation component that can be payable to the Senior VP Business Development & Licensing according to this policy, as per the aforementioned, is 42% higher than the annual cost of such component according to the Senior VP Business Development & Licensing’s current employment agreement as of the date of this policy.

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5.	Variable component (bonuses)

The Company decided currently not to implement a bonus plan in its Compensation Policy. If in the future the Board of Directors decides to implement such bonus plan, it shall be implemented according to the guidelines outlined in section 5.1.5 of this Policy.

Such bonus plan’s goal shall be to provide mid-term incentive to the Company's Team Members while the equity-based variable component (as described herein) provides long-term incentive to the Team Members.

The Compensation Committee and the Board of Directors may decide to award a special bonus regardless of implementation of a bonus plan. Such special bonus shall be awarded according to section 5.1.5 of this Policy.

5.1.	Annual bonus

The Company may award an annual bonus to an Officer based on the following guidelines:

5.1.1.	Pre-condition: a pre-condition for the bonus award is one or more of the following:

5.1.1.1.	for the Company to recognize minimum revenues of US $3 million in the relevant year;

5.1.1.2.	a market cap of at least US 50 million;

5.1.1.3.	increase in the share price of 50% or more in the relevant fiscal year;

5.1.1.4.	a significant positive event in the Company’s business, affecting the Company’s overall prospects in the medium or long term.

5.1.2.	The Company may award an annual bonus to its Officers subject to achieving pre-approved measureable targets to be set by the Company Compensation Committee and Board of Directors (the "Annual Bonus").

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5.1.3.	The Company shall specify personal targets for each Officer that shall be pre-approved by the Company's Compensation Committee and Board of Directors in the beginning of the relevant period of which such Annual Bonuses are applicable. These targets would be derived, inter alia, from the Company’s work plan and/or the work plan of the organizational unit managed by the relevant Officer and shall be measureable.

5.1.4.	For each Officer, an individual Annual Bonus would be determined as a number of monthly salaries specified in advance for each Officer (hereinafter: "the Target Bonus") with a multiplier to reflect achievement of the personal targets specified for the Officer. This multiplier may be lower than 1 (if the Officer only partially achieved the personal targets) or may be higher than 1 (if the Officer's performance exceeded the specified targets).

5.1.5.	In addition to the Annual Bonus, each Officer of the Company may be awarded a special annual bonus (the "Special Annual Bonus") regardless of a specified target and regardless of a bonus plan. Such Special Annual Bonus shall be approved by the Compensation Committee and the Board of Directors, which shall consider the CEO's recommendation (based on recognition of special and extraordinary contribution by the Officer in the course of Company business, such as a special effort and achievements related to financing raised, merger, acquisition, sale or license of business operations, achievement of major corporate goal in R&D, business and corporate development or other significant general corporate goal, intellectual property protection of the Company’s products, etc.). Such Special Annual Bonus, at the CEO’s discretion, shall not exceed 20% of the Officer's Annual Bonus and, if no Annual Bonus is awarded, then the Special Annual Bonus shall not exceed 20% of the Officers' fixed component annual cost.

5.1.6.	Bonus calculation upon termination of employment: should employment of the Officer by the Company be terminated in a given calendar year, the Annual Bonus amount would be calculated pursuant to this Compensation Policy, subject to sections 5.1.1 above and 5.1.2 above, to be revised and calculated pro-rata to the duration of employment of the Officer in the given year. The Compensation Committee and the Board of Directors may decide not to give an Annual Bonus in the case of termination of employment during the relevant period.

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5.1.7.	Maximum bonus: the combined Annual Bonus and Special Annual Bonus amount shall not exceed 300% of the Officer’s annual fixed component.

5.1.8.	If, and only to the extent that, a particular bonus is conditional to the pre-condition specified in sub-section 5.1.1.1. above being achieved, as opposed to the other listed pre-conditions in section 5.1.1., the total bonus payments to all Company Officers shall not exceed 20% of the total revenues for that year, in USD.

5.2.	The Company's Compensation Committee and Board of Directors may reduce the bonus awarded to an Officer at their discretion, including under the following circumstances: material deterioration of the Company's position or such material deterioration anticipated by the Board of Directors, deterioration in the state of the economy, deterioration in the performance of the Officer or inappropriate conduct by the Officer.

5.3.	In a case where, should the Company's audited consolidated financial statements for any year be revised, the bonus amount payable to the Officer for that year, had it been calculated based on the revised data, would have resulted in a different bonus amount payable to the Officer, the Company would pay to the Officer, or the Officer would reimburse the Company as the case may be, the difference between the bonus amount paid and the bonus amount payable due to said revision. Unless otherwise agreed in writing between the Company and the relevant Officer, said bonus amount shall be paid within 60 days from the date of receiving a written demand.

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6.	Equity-based variable component

6.1.	The Compensation Committee and Board of Directors shall review once a year the overall equity-based grant for all Team Members and Officers. When doing so, the Compensation Committee and Board of Directors shall take into consideration: (1) each Officer's (including Board members) contribution to the Company including expected contribution; and (2) creating an effective long-term incentive to harness and motivate Team Members and Officers.

6.2.	Stock options plan grant: based on the Compensation Committee and Board of Directors' review and discussion, the Company may award to Officers options to purchase Company shares.

6.3.	The unexercised options held by all Team Members and Officers under the Company’s Stock Options Plan may not exceed 20% of the Company's fully diluted share capital.

6.4.	Taxation regime: if applicable, the options would be awarded pursuant to provisions of Section 102 of the Income Tax Ordinance, Israel under the income taxation track. However, each Officer and Team Member will be responsible to his own tax regime for his own tax liability.

6.5.	Fair value: the fair value of options awarded to each Officer in a given year, as calculated by an external service provider for the Company's financial statements, at grant date, shall not exceed 300% of the annual fixed component of such Officer.

6.6.	Exercise price: the exercise price for each option would be determined as the higher of the average Company share price on the Tel-Aviv Stock Exchange over the 30 trading days preceding the Board’s decision plus up to 30% premium, or the closing Company share price on the Tel-Aviv Stock Exchange on the date of the approval of the award by the Company Board of Directors.

6.7.	Options terms: as defined by the Company 2010 Stock Options Plan, attached herein as Exhibit A.

6.8.	Subject to the terms of the 2010 Stock Option Plan, the Company's Compensation Committee and Board of Directors shall not reduce the amount of unexercised options of an Officer, nor will they limit the exercise value of such unexercised options.

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7.	Duration and termination of Officer's term in office

7.1.	Restricted contracting term: the term of any contract between the Company and an Officer may not exceed 4 years from the contract start date. The Compensation Committee and the Board of Directors may, in exceptional cases, deviate from this provision if the relevant Officer provides an extraordinary contribution to the Company and to the achievement of Company goals.

7.2.	Severance pay: in the case of termination (other than termination of an Officer for cause), the Officer will be eligible to receive severance pay in full.

7.3.	Notice period: the Company may give an Officer a notice period of up to 12 months.

The Company may waive the Officer's services to the Company during the notice period and pay the amount payable in lieu of notice, plus the value of benefits, even in case of immediate termination.

During the notice period, the Officer would be eligible to receive bonuses with respect to this period and would also continue to accrue vesting of options awarded.

7.4.	Non-compete bonus: the Company may pay an Officer a bonus upon termination of employment in return for a commitment by the Officer not to compete with Company business. The extent of the non-compete commitment would be determined by the Company's Compensation Committee and Board of Directors. Such bonus shall be calculated according to a key of up to two months’ salary for each 3 months of non-compete period and shall not exceed a total of 12 salaries.

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7.5.	Retirement bonus: the Company may pay an Officer a retirement bonus upon termination of employment. The retirement bonus shall not exceed the fixed yearly compensation for Officers that engaged with the company for over 3 years and half of the fixed yearly compensation for an Officer that was engaged with the Company for less than 3 years.

Such retirement bonus, if applicable, shall be awarded based on the Officer's tenure, the Company's achievements during the relevant period and the Officer's contribution to such achievements, and the circumstances of such Officer's retirement from the Company.

8.	Engagement as a contractor or through a management company

The Company may engage an Officer as an independent contractor rather than as a salaried employee. In such a case, the maximum cost of employment would be calculated based on the maximum cost for a salaried employee in a similar position, and guidelines of the Compensation Policy would apply to such an officer mutatis mutandis.

9.	Work overseas

The maximum salary for an Officer who resides overseas (outside of Israel) for discharging their position may exceed the maximum salary for the Officer pursuant to this Policy, had he been employed in Israel, by up to 50%.

10.	Insurance, waiver and indemnification

10.1.	Board member and Officer liability insurance (claims made): the Company may obtain a liability insurance policy for Board members and Officers, which would apply to Officers of the Company and/or of its subsidiaries, as they may be, from time to time, subject to the following terms and conditions: (a) the total insurance coverage under the insurance policy shall not exceed US $50 million; (b) the annual premium payable by the Company for the insurance premium shall not exceed US $400,000 annually.

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10.2.	Board member and Officer’s liability insurance (run-off): should the Company sell its operations (in whole or in part) and/or in case of merger, spin-off or any other significant business combination involving the Company and/or part or all of it assets, the Company may obtain a Board member and Officer’s liability insurance policy (run-off) for Board members and Officers in office with regard to the relevant operations, subject to the following terms and conditions: (a) the insurance term shall not exceed 7 years; (b) the coverage amount shall not exceed US $50 million; (c) the premium payable by the Company shall not exceed US $400,000 annually.

10.3.	Waiver of liability: the Company may, subject to statutory provisions, waive the Officer's liability for any damage incurred by the Company, directly or indirectly, due to any breach of the Officer's due care duty towards the Company and/or any affiliated entity by his action and pursuant to his office as an Officer of the Company.

10.4.	Advance indemnification: the Company may provide a commitment to indemnify in advance any Officer of the Company in the course of his position as Officer of the Company and subsidiaries thereof, all subject to the letter of indemnification, as approved by the Company's General meeting of July, 2013, attached herein as Exhibit B to this Compensation Policy.

10.5.	Retroactive indemnification: the Company may provide retroactive indemnification to any Officer to the extent allowed by the Companies Law.

11.	Term of the Compensation Policy

The Compensation Policy will be in effect for a 3 years’ term starting on the approval date of the Compensation Policy by the General Annual Meeting of Company shareholders. Should the General Annual Meeting of Company shareholders fail to approve the Compensation Policy, the Company Board of Directors may adopt it, despite such objection by the General Annual Meeting, and in such case the Compensation Policy would be in effect for 1 year from its approval date by the Board of Directors.

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12.	Miscellaneous

12.1.	The identity of Company Officers is subject to the discretion of the Company's CEO. Changes may occur in the identity of Officers from year to year, and persons who served as Officers in one year and whose terms of employment or office were subject to this Compensation Policy may not necessarily continue to serve as Officers in subsequent years, and thus, their terms of employment or office would not be subject to this Compensation Policy, and vice versa. Moreover, the Company may revise the terms of employment or office of any Officer at any time, and is under no obligation to apply the same terms of employment or office to any Officer applied to them in previous years.

12.2.	This document shall not confer any right on Officers to whom this Compensation Policy applies, nor on any other third party, to receive any compensation whatsoever.

12.3.	Note, for the sake of clarification, that the content of this policy does not detract from provisions of the Companies Law with regard to the manner of approval of contracting between the Company and any Officer with regard to terms of employment or office, and the provisions of this Policy do not detract from any mandatory reporting with regard to Officer compensation pursuant to the Securities Law and regulations based there upon.

12.4.	Any payment made to Officers pursuant to compensation plans, in addition to the fixed compensation component, is not and shall not be deemed part of the Officer's regular pay for all intents and purposes, and shall not form basis for calculation and/or eligibility and/or accrual of any benefits and will not, notwithstanding the foregoing, be a component included in payment of paid leave, severance pay, contributions to provident funds, etc.

12.5.	The Board of Directors shall discuss the application of a compensation plan for each fiscal year in conformity with the Compensation Policy, and will approve or disapprove the application of each such plan, if any.

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12.6.	As part of the approval process of each annual plan, with its various components, changes to Company objectives, market conditions, the Company's position, etc. would be reviewed annually by the Board of Directors. Consequently, the targets, benchmarks and compensation targets for each plan would be reviewed annually, and their actual application would be subject to change based on decisions made by the Board of Directors from time to time.

12.7.	The Board of Directors shall review from time to time the Compensation Policy and the need to revise it in case of any material change in circumstances prevailing upon setting said Policy, or for any other reasons.

*          *          *          *          *

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Exhibit A to Compensation Policy

RedHill Biopharma Ltd.

(the “Company”)

OPTION PLAN (2010)

Originally Adopted by the Board of Directors on February 4, 2010,

As been amended from time to time, and

As most recently amended by the Board of Directors on May 2, 2013

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TABLE OF CONTENTS

1.	Preamble.	24

2.	Administration of the Plan.	25

3.	[Reserved]	25

4.	Option Exercise Prices.	25

5.	Exclusivity of the Plan.	26

6.	Grant of the Options to the Trustee; Voting of Shares.	26

7.	Option or Share Purchase Agreement; Termination of Employment.	27

8.	Acceleration of an Option; Liquidation.	30

9.	Term of Options; Exercise.	30

10.	Taxation.	32

11.	Dividends.	33

12.	Rights and/or Benefits arising out of the Employee/Employer Relationship and the Absence of an Obligation to Employ.	34

13.	Adjustments Upon Changes in Capitalization.	34

14.	Term, Termination and Amendment.	35

15.	Effectiveness of the Plan; Approvals.	35

16.	Release of the Trustee and the Attorney from Liability.	35

17.	Governing Laws.	36

APPENDICES

Appendix A:	Employee’s Notice to the Trustee as to Exercise of the Option (Section 9.2).

Appendix B:	Notice to the Company of Exercise of the Option by the Trustee (Section 9.2).

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1.	PREAMBLE

1.1	This plan, as amended from time to time, shall be known as the RedHill Biopharma Ltd. Option Plan (2010)” (the “Plan”). The purpose and intent of the Plan is to provide incentives to employees, directors and/or service providers including advisors of the Company and/or of subsidiaries and/or affiliated companies of the Company (each a “Related Company” and collectively, “Related Companies”) by providing them with the opportunity to purchase ordinary shares and/or American Depositary Shares of the Company, as determined pursuant to the Plan, and such other securities as may be substituted for such shares pursuant to this plan (any of the foregoing "Shares").

1.2	The Plan is intended to enable the Company to grant options under various and different tax regimes, including, without limitation: (i) pursuant and subject to Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 (the “Income Tax Ordinance”) or any provision which may amend or replace it and any regulations, rules, orders or procedures promulgated thereunder (collectively, “Section 102”) and to designate them as either grants made through a trustee or not through a trustee; (ii) pursuant and subject to Section 3(i) of the Income Tax Ordinance; (iii) as “incentive stock options” within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (“Incentive Stock Options” and the “Code”, respectively); (iv) as options to U.S. residents, which would not qualify as Incentive Stock Options (“Non-Qualified Stock Options”); (v) to grantees in jurisdictions other than Israel and the United States; and (vi) as restricted shares.

The Company, however, does not warrant that the Plan will be recognized by the income tax authorities in any jurisdiction or that future changes will not be made to the provisions of applicable laws, or rules or regulations which are promulgated from time to time thereunder, or that any exemption or benefit currently available, whether pursuant to Section 102 or otherwise, will not be abolished.

1.3	The Board of Directors of the Company (the "Board") shall have the authority to make any requisite adjustments in the Plan and determine the relevant terms in any Agreement (as defined in Section 7 below) in order to comply with the requirements of any relevant tax regime. Furthermore, should any provision of Section 102 be amended, such amendment shall be deemed included in the Plan with respect to options granted in the context of Section 102. Where a conflict arises between any section of the Plan, the Agreement or their application, and the provisions of any relevant tax law, rule or regulation, whether relied upon for tax relief or otherwise, the Board in its sole discretion shall determine the necessary changes to be made to the Plan and its determination regarding this matter shall be final and binding.

1.4	The Plan contemplates the grant of option awards by the Company both as a private company and as a company whose securities are publicly-traded. In the event the Company’s securities should be registered for trading on the Tel Aviv Stock Exchange, the New York Stock Exchange, any other stock exchange or an electronic quotation system, whether in Israel, the USA or elsewhere, the options allotted in accordance with the Plan may be made conditional to any requirement or instruction of the stock exchange authorities or of any other relevant authority acting pursuant to applicable law as shall exist from time to time. In such case, by means of a Board resolution, the Plan and the Agreements prepared pursuant hereto, may be amended as necessary to meet such requirements. In the event of a contradiction between any such amendment and the Plan’s provisions, the amendment shall prevail.

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2.	ADMINISTRATION OF THE PLAN

2.1	The Plan shall be administered by the Board and/or by any committee of the Board so designated by the Board. Any subsequent references herein to the Board shall also mean any such committee, if appointed and, unless the powers of the committee have been specifically limited by law or otherwise, such committee shall have all of the powers of the Board granted herein. Without derogating from the generality of the foregoing, the Board shall have the authority to designate grants made pursuant to Section 102 as either grants made through a trustee or not through a trustee and to determine (and from time to time change, subject to Section 102) the tax route applicable to options granted through a trustee pursuant to Section 102 (e.g., the capital gains route or the employment income route) and to make any other elections with respect to the Plan pursuant to applicable law. Subject to Sections 4 and 15, the Board shall have plenary authority to determine the terms and conditions of all options (which need not be identical), including, without limitation, whether the options will be exercisable into ordinary shares of the Company or into American Depositary Shares, the purchase price of the Shares covered by each option, the identity of those to whom, and the time or times at which, options shall be granted, the number of Shares to be subject to each option, whether an option shall be granted pursuant to Section 102 or otherwise and when an option can be exercised and whether in whole or in installments. Subject to Section 15, the Board shall have plenary authority to construe and interpret the Plan, to prescribe, amend and rescind the rules and regulations relating to it and to make all other determinations deemed necessary or advisable for the administration of the Plan. All determinations and decisions of the Board pursuant to the provisions of the Plan and all related orders and resolutions of the Board shall be final, conclusive and binding on all persons, including the Company, its shareholders, grantees and their estates and beneficiaries.

2.2	Any directive or notice signed by a member of the Board shall constitute conclusive proof and authority for every act or decision of the Company.

2.3	No director or officer of the Company shall be personally liable or obligated to any grantee as a result of any decision made and/or action taken with respect to the Plan or its execution.

3.	[Reserved]

4.	OPTION EXERCISE PRICES

The consideration to be paid by a grantee for each Share purchased by exercising an option (the “Option Exercise Price”) shall be as determined by the Board on the date of grant, provided that the Option Exercise Price shall not be less than the nominal value of the Shares subject to the option, and if on the date of grant the Company’s Shares are listed on any established stock exchange or a national market or quotation system, then except as otherwise determined by the Board, the Option Exercise Price shall not be less than the closing price on the date of grant on the Tel Aviv Stock Exchange. The Option Exercise Price shall be denominated in the currency of the primary economic environment of, either the Company or the grantee (that is the functional currency of the Company or the currency in which the grantee is paid) as determined by the Company.

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The Board may, in its discretion, grant to the holder of an outstanding option, in exchange for the surrender and cancellation of such option, a new option having an Option Exercise Price lower than provided in the option so surrendered and canceled, and containing such other terms and conditions as the Board may prescribe in accordance with the provisions of this Plan provided that such new Option Exercise Price shall not be less than the nominal value of the Shares subject to the new option.

5.	EXCLUSIVITY OF THE PLAN

Unless otherwise determined by the Board in any particular instance as part of the Agreement, each grantee hereunder will be required to declare and agree that all prior agreements, arrangements and/or understandings with respect to options to purchase Shares of the Company which have not actually been granted prior to execution of the Agreement shall be null and void and that only the provisions of the Plan and/or the Agreement shall apply.

Notwithstanding the above, the adoption of this Plan, by itself, shall not be construed as amending, modifying or rescinding any incentive arrangement previously approved by the Board or as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of options otherwise than under this Plan, and such arrangements may be either applicable generally or only in specific cases.

6.	GRANT OF THE OPTIONS TO THE TRUSTEE; VOTING OF SHARES

6.1	The Board shall appoint a trustee for the purposes of this Plan, which trustee shall be approved, with respect to grants designated as grants made through a trustee pursuant to Section 102, in accordance with Section 102 (the “Trustee”). The Trustee shall have all the powers provided by law, Section 102 and the Plan and shall act pursuant to the provisions thereof, as they shall apply from time to time. The Company shall pay the Trustee a fee as shall be agreed between the Trustee and the Company.

6.2	Unless otherwise determined by the Board, all option awards shall be issued by the Company in the name of the Trustee and the Share certificates representing any Shares issued pursuant to options exercised hereunder, and any and all other or additional rights deriving in connection therewith, if any, such as, but not limited to, bonus Shares (Share dividends) (“Additional Rights”), shall be issued by the Company in the name of the Trustee in trust for the designated grantee and shall be deposited with the Trustee, held by him or her and registered in his or her name in the register of members of the Company for such period as determined by the Board but, in the case of grants designated as grants made through a trustee pursuant to Section 102, not less than the period required, or approved, with respect thereto pursuant to Section 102, as shall be in effect from time to time (the “Required Holding Period”).

Furthermore, and without derogating from the aforesaid or any other provision hereof, with respect to options granted which were designated as made through a trustee pursuant to Section 102: (i) they may not be sold until the end of the Required Holding Period, unless otherwise allowed or determined by the Israeli tax authorities; and (ii) all Additional Rights will be subject to the same tax route applicable to the original option.

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6.3	Options granted and designated as grants made through a trustee pursuant to Section 102 will be held by the Trustee and registered in his name in trust for the designated grantee, for not less than the Required Holding Period.

6.4	Options granted hereunder shall not confer upon the holder thereof any of the rights of a shareholder of the Company with respect to the Shares subject to such options until such Shares are issued and registered in the name of the holder upon exercise of the options.

6.5	For as long as any Shares are held by the Trustee or registered in his name or for as long as the certificates representing any Shares are held by the Trustee, the Trustee alone shall be entitled to receive every notice to which a shareholder is entitled, or to demand any information, and any financial and/or other report to which a shareholder is entitled from the Company, and only he or whomever he shall designate pursuant to the Proxy and Power of Attorney referred to and as defined in Section 10.2 below (the “Attorney”), shall be entitled to exercise every other right of the shareholders vis-a-vis the Company including the right to participate in and to vote at all shareholders’ meetings. No grantee shall be entitled to exercise any of these rights as shareholder nor make any demand or request of the Trustee and/or of the Attorney in this regard.

6.6	Shares registered in the Trustee’s name shall be represented at all meetings of shareholders of the Company and shall be voted by the Trustee or the Attorney in the same manner, proportionately, as the other shareholders of the Company voting on such matter.

6.7	Nothing in the foregoing provisions shall derogate from the power of the Board to grant options to the Trustee otherwise than under the provisions of Section 102 or to grant options to grantees directly otherwise than through the Trustee or on terms which differ from those specified above or to approve the transfer of Shares from the Trustee to the name of any grantee(s) upon such conditions as shall be determined by the Board.

7.	OPTION AGREEMENT; TERMINATION OF EMPLOYMENT

Unless otherwise determined by the Board, every grantee shall be required to sign grant letter or other documents as shall be determined by the Board, in the form approved by the Board (the “Agreement”).

The Agreement shall specify the type of option award granted and whether it constitutes an option pursuant to Section 102, and if so, under which regime, an option pursuant to Section 3(i) of the Income Tax Ordinance, an Incentive Stock Option, a Non-Qualified Stock Option or otherwise. The Agreement need not be identical with respect to each grantee. The following terms, however, shall apply to all options, unless expressly otherwise decided in respect of a particular option:

7.1	The Option Exercise Price shall be paid by the grantee to the Company no later than the date of exercise of the option unless otherwise determined in the Agreement.

7.2	The grantee shall have no right of first refusal to purchase Shares of the Company which may be offered for sale by shareholders of the Company, and shall have no pre-emptive rights to purchase Shares which are being allotted or shall in the future be allotted by the Company, to the extent any such rights otherwise exist.

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7.3	The option and/or the right to the option are personal and except insofar as is specified in this Plan, and, where applicable, subject to Section 102, may not be transferred, assigned, pledged, withheld, attached or otherwise charged either voluntarily or pursuant to any law, except by way of transfer pursuant to the laws of inheritance, and no power of attorney or deed of transfer, whether the same has immediate effect or shall take effect on a future date, shall be given with respect thereto. During the lifetime of the grantee the option may only be exercised by the designated grantee or, if granted to the Trustee, by the Trustee on behalf of the designated grantee. A note as to the provisions of this sub-section or a legend may appear on any document which grants the option and in particular in the Agreement, and also on any Share certificate.

7.4	The right to exercise the option is granted to the Trustee on behalf of the grantee. Unless otherwise provided in the Agreement, vesting shall be in installments, gradually over a period of four (4) years from the date of grant of the option or such other period or periods as determined by the Board. Unless otherwise determined, at the conclusion of each period for the exercise of the option as determined in the Agreement (“Vesting Periods”), the option may, from time to time, be exercised in relation to part or all the Shares allocated for that period in such manner that at the end of each year following the granting of the option the Trustee shall, in the absence of a contrary determination in the Agreement, be entitled to exercise on behalf of the grantee and at his or her request up to one third (1/4) of the Shares subject to the option.

In addition, during each of the Vesting Periods, the option may be exercised in relation to all or part of the Shares allocated for any previous Vesting Period in which the option was not fully exercised, provided, subject to the provisions of Section 7.6 hereof, that at the time of the exercise of the option the grantee has continued to be employed by or to serve as a director of or provide services to, the Company or a Related Company on a continual basis from the date of the grant thereof until the date of their exercise. After the end of the Vesting Periods and during the balance of the option period, the option may be exercised, from time to time, in relation to all or part of the Shares which have not at that time been exercised and which remain subject to the option, subject to the provisions of Section 7.6 hereof and to any condition in the Agreement, if such exists, which provides a minimum number of Shares with respect to which the option may be exercised and any provision which determines the number of times that the Trustee may send the Company notice of exercise on behalf of the grantee in respect of the option. The Board shall be entitled at any time to shorten the vesting schedule or any Vesting Period.

7.5	The Board may determine at its sole discretion, that any grantee shall be entitled to receive the options, through the Trustee, pursuant to the provisions of this Plan or, subject to the provisions of Section 102 as relevant, directly in the name of the grantee, immediately upon execution of the Agreement or on such other date or dates as the Company has undertaken towards such grantee. In the event that a grantee is exempt from the Vesting Periods (pursuant to the provisions of Section 7.4), the Board shall be entitled, subject to the provisions of Section 102 as relevant, to determine that where the grantee does not comply with the conditions determined by the Board or ceases to be an employee of the Company or a Related Company, the Trustee, the Company or a Related Company shall have the right to repurchase the Shares from the grantee for nominal or any other consideration paid by the grantee or as otherwise determined by the Board at the time of grant. The Board may set additional conditions to this right of repurchase, including the provision of appropriate arrangements for the monies which shall be available to the Trustee or a Related Company or others for the purpose of the repurchase and may set conditions with respect to the voting rights of the grantee, rights of first refusal or pre-emptive rights to purchase Shares in the Company, to the extent such rights exist, the grantees right to receive reports or information from the Company, and the grantee’s right to a dividend in respect of Shares which are subject to a right of reacquisition as aforesaid. For as long as the foregoing conditions of the Board (including a minimum period of employment as a condition for the lapse of the right to reacquisition) have not been complied with, the grantee shall not be entitled to sell or charge or transfer in any other manner the Shares which are subject to the right of reacquisition. As security for the compliance with this undertaking the Share certificate will be deposited with the Trustee who will release the same to the grantee only after the grantee becomes entitled to the Shares and the same are not subject to any other restrictive condition.

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7.6 Termination of Employment

7.6.1	If a grantee ceases to be an employee, director or service provider (or, if relevant, an employee of a service provider) of the Company or a Related Company, other than: (i) by reason of death, disability (as determined by the Board in its absolute discretion) or retirement as provided in Section 7.6.3 below; or (ii) for Cause (as defined in Section 8.2 below) (at which time the option shall terminate immediately upon the earlier of such cessation or notice of cessation); the option shall remain exercisable for a period of ninety (90) days following the earlier of such cessation or notice of cessation (but only to the extent exercisable at termination of employment and not beyond the scheduled expiration date), unless the Agreement provides otherwise.

7.6.2	If the employment or the director or service-provider relationship of a grantee is terminated by reason of death, disability (as determined by the Board in its absolute discretion) or retirement after age 60 with the approval of the Board, the option shall remain exercisable for a period of twenty four (24) months following such termination (but only to the extent exercisable at termination of employment and not beyond the scheduled expiration date).

7.6.34	The Board may determine whether any given leave of absence constitutes a termination of employment. Options awarded under this Plan shall not be affected by any change of employment so long as the grantee continues to be an employee, director or service-provider, as applicable, of the Company or a Related Company.

7.6.4	Notwithstanding the foregoing, the Board may in its absolute discretion, extend the period of exercise of the option by a grantee or grantees for such time as it shall determine either with or without conditions.

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8.	ACCELERATION OF AN OPTION; LIQUIDATION

8.1	Acceleration in the Event of Sale of Assets, Certain Mergers. In the event of: (i) a sale of all or substantially all of the assets of the Company; or (ii) a consolidation or merger of the Company in which the Company is not the continuing or surviving corporation and the continuing or surviving corporation (or, if such transaction is effected through a subsidiary, the parent of such continuing or surviving corporation), does not assume the option or substitute it with an appropriate option in the continuing or surviving corporation (or in the parent as aforesaid), then, notwithstanding any contrary Vesting Periods in any Agreement or in this Plan, and unless in each case: (A) the applicable Agreement provides otherwise; or (B) the Board determines otherwise, all of the outstanding options held by or for the benefit of any grantee whose vesting dates fall within the first twelve (12) months thereafter shall be accelerated and become vested and exercisable immediately prior to the consummation or closing of such proposed action.

8.2	Acceleration in the Event of a Significant Event. If a “Significant Event”, as defined below, shall occur, and the employment of a grantee with the Company or a Related Company is terminated by the Company or a Related Company within twelve (12) months thereafter, other than for “Cause” as defined below; and unless: (i) the applicable Agreement provides otherwise; or (ii) the Board determines otherwise, all of the outstanding options held by or for the benefit of any grantee whose vesting dates fall within the first twelve (12) months thereafter shall be accelerated and become immediately vested and exercisable.

Each of the following shall be a “Significant Event”: a consolidation or merger of the Company with or into another corporation in which the Company is the continuing or surviving corporation or in which, if the Company is not the continuing or surviving corporation, the continuing or surviving corporation (or, if such transaction is effected through a subsidiary, the parent of such continuing or surviving corporation) assumes the option or substitutes it with an appropriate option in the surviving corporation (or in the parent as aforesaid).

The term “Cause” shall mean, for the purposes hereof, conviction (whether following trial, by plea of guilty or failure to contest prosecution) in a criminal proceeding of (i) a misdemeanor involving fraud, false statements or misleading omissions, embezzlement, bribery, forgery or extortion; or (ii) a felony; or (iii) an equivalent charge to those in (i) and (ii) above in jurisdictions which do not use those designations.

8.3	Liquidation; Merger. Unless otherwise determined by the Board, in the event of: (i) the proposed liquidation or dissolution of the Company; or (ii) a consolidation or merger as described in Section 8.1 (ii) above; all outstanding options (including, without limitation, any options accelerated pursuant to Section 8.1 above) will terminate and expire immediately upon to the consummation or closing of such proposed action. Without derogating from any other right or authority of the Board hereunder, the Board may, in connection with any proposed liquidation or dissolution, or in connection with any merger or consolidation as aforesaid, determine any other date and time upon which any outstanding option will terminate and may also provide for the acceleration and vesting of, and right to exercise, any option which would not otherwise be exercisable.

9.	TERM OF OPTIONS; EXERCISE

9.1	The term of each option shall be for such period as the Board shall determine, but not more than ten (10) years from the date of grant thereof or such shorter period as is prescribed in Section 7.6 or 8.3 hereof or, with respect to Incentive Stock Options, as prescribed in Section 4 above.

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9.2	A grantee who desires that the Trustee exercise an option granted to the Trustee on his or her behalf shall so instruct the Trustee in writing in the form annexed hereto as Appendix A or in such other form as shall be approved by the Board from time to time. The notice shall be accompanied by, or specify the arrangements for, payment of the full Option Exercise Price of such Shares as provided in the Agreement. The Company may require as a condition to the exercise of an option that the grantee pay or otherwise make arrangements to the Company’s satisfaction, for the payment of the tax and other obligatory payments applicable to him or her (including all sums payable arising out of or in connection with the Company’s obligation to deduct tax and other obligatory payments at source) pursuant to applicable law and the provisions of the Plan. The Company may also require that the grantee provide or make such representations and agreements as to grantee’s investment intent and such other matters as the Company may deem necessary, advisable or appropriate at such time. Upon receipt of all the requisite documents, approvals and payments from the grantee, including sufficient proof of payment or other arrangement with respect to the payment of any applicable taxes in form satisfactory to the Company and the Trustee, the Trustee shall deliver a notice to the Company in the form annexed hereto as Appendix B or in such other form as shall be approved by the Board from time to time, whereupon the Company shall allot the Shares in the name of the Trustee.

9.3	A grantee who desires to exercise an option granted directly to him or her (and not through the Trustee) shall so notify the Company in writing in such form as shall be prescribed by the Board from time to time. As a condition for the exercise of the option, the grantee shall pay or otherwise make arrangements, to the Company’s and Trustee’s satisfaction, for the payment of the tax and other obligatory payments applicable to him or her (including all sums payable by the Company arising out of its obligation to deduct tax and other obligatory payments at source) pursuant to applicable law and the provisions of the Plan. Upon receipt of all the requisite documents, approvals and payments from the grantee, including sufficient proof of payment or other arrangement with respect to the payment of any applicable taxes in form satisfactory to the Company and the Trustee, the Company shall allot the Shares in the name of the grantee.

9.4	Without limiting the foregoing, the Board may, with the consent of the grantee, from time to time cancel all or any portion of any option then subject to exercise, and the Company’s obligation in respect of such option may be discharged by: (i) payment to the grantee or to the Trustee on behalf of the grantee of an amount in cash equal to the excess, if any, of the Fair Market Value (as defined below) of the relevant Shares at the date of such cancellation subject to the portion of the option so canceled over the aggregate Option Exercise Price of such Shares; (ii) the issuance or transfer to the grantee or to the Trustee on behalf of the grantee of Shares of the Company with a Fair Market Value at the date of such transfer equal to any such excess; or (iii) a combination of cash and Shares with a combined value equal to any such excess, all as determined by the Board in its sole discretion.

For purposes hereof, the “Fair Market Value” of the Ordinary Shares shall mean, as of any date, the last reported sale price, on that date, of the Ordinary Shares of the Company on the principal securities exchange on which such Shares are then traded, or, in the event that no sales of such Shares took place on such date, the last reported sale price of such Shares on such principal securities exchange on the most recent prior date on which a sale of Shares took place; provided, however, that if such Shares are not publicly traded on the date as of which Fair Market Value is to be determined, “Fair Market Value” of the Ordinary Shares shall mean the value as determined in good faith by the Board.

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Without derogating from the above, solely for the purpose of determining the tax liability pursuant to Section 102(b)(3) of the Income Tax Ordinance, if at the date of grant the Company’s Shares are listed on any established stock exchange or a national market or quotation system, the Fair Market Value of an Ordinary Share at the date of grant shall be determined in accordance with the average value of the Company’s Shares during the thirty (30) trading days preceding the Date of Grant, or in the thirty (30) trading days following the date of registration for trading, as the case may be.

9.5	Exercise of options will not be permitted on the effective date for distribution of bonus Shares, rights offering, distribution of a dividend, capital consolidation, capital split or capital reduction (all of the above will be: "Effective Date" and "Company Event", respectively).

If the Ex Date of a Company Event precedes the Effective Date of a Company Event, the exercise of options will not be permitted on the Ex Date as mentioned.

Ex Date - the first trading day, in which the securities are traded without the right to any payment under a Company Events.

10.	TAXATION

10.1	General

The grantee shall be liable for all taxes, duties, fines and other payments which may be imposed by the tax authorities (whether in Israel or abroad) and for every obligatory payment of whatever source (including, but not limited to, social security, health tax, etc., as may be applicable) in respect of the options (including, without limitation, upon the grant of the options, the exercise of the options, or the registration of the Shares in the grantee’s name) or dividends or any other benefit in respect thereof and/or for all charges which shall accrue to the grantee, the Company, any Related Company and/or to the Trustee in connection with the Plan, the options, or any act or omission by the grantee or the Company in connection therewith or pursuant to any determination by the applicable tax or other authorities, including, without limitation, any such payments required to be made by the Company as the result of any sale by the grantee of Shares which were designated as made through a trustee pursuant to Section 102 prior to the end of the Required Holding Period. Notwithstanding the foregoing, if the Company elects the “employment income” route for options granted through a trustee pursuant to Section 102, the Company or the Related Company, as applicable, shall pay, at its expense, any social security payments payable by the employer with respect to options so granted to the extent required as a result of such choice.

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10.2	Deduction at Source

The Company (including any Related Company) and/or the Trustee shall have the right to withhold or to require the grantee to pay an amount in cash or to retain or sell without notice Ordinary Shares in value sufficient to cover any tax or obligatory payment required by any governmental or administrative authority to be withheld or otherwise deducted and paid with respect to the options or the Ordinary Shares subject thereto (including, without limitation, upon their grant, exercise, issuance or sale or the registration of the Ordinary Shares in the grantee’s name) or with respect to dividends or any other benefits in respect thereof (“Withholding Tax”), and to make payment (or to reimburse itself or himself for payment made) to the appropriate tax or other authority of an amount in cash equal to the amount of such Withholding Tax. Notwithstanding the foregoing, the grantee shall be entitled to satisfy the obligation to pay any Withholding Tax, in whole or in part, by providing the Company and/or the Trustee with funds sufficient to enable the Company and/or the Trustee to pay such Withholding Tax.

10.3	Certificate of Authorization of Assessing Officer

The Company (including any Related Company) or the Trustee shall at any time be entitled to apply to the Assessing Officer, and in the case of a grantee abroad, to any foreign tax authority, and to any other governmental or administrative authority for receipt of their certificate of authorization as to the amount of tax or other obligatory payments which the Company or any Related Company or the grantee or the Trustee is to pay to the tax or other authorities resulting from granting the options, or regarding any other question with respect to the application of the Plan.

10.4	Security for Payment of Taxes

Without derogating from the above, the Company (including any Related Company) and/or the Trustee shall have the right to require that any grantee provide guarantees or other security to the Company’s satisfaction to guarantee the payment of any taxes or other obligatory payments which may be payable as a result of or in connection with the grant of an option, the exercise thereof, the registration of any options in the grantee’s name (including any sum payable arising out of or in connection with the Company’s obligations to deduct tax and other obligatory payments at source); and, with respect to options granted pursuant to Section 102 which were not designated as made through a trustee, if the grantee’s employment with the Company or any Related Company is terminated for any reason, the grantee will be obligated to provide the Company with a guarantee or other security to its satisfaction and at its discretion, to cover any tax obligations which may arise thereafter in connection with the disposition of the Shares.

11.	DIVIDENDS

The Ordinary Shares issued as a result of the exercise of the options shall participate equally with the Company’s other Ordinary Shares in every cash dividend that shall be declared and distributed subject to the following provisions:

11.1	A cash dividend shall be distributed only to persons registered in the register of members as shareholders on the record date fixed for the distribution of the dividend.

11.2	A dividend with regard to Shares that are registered in the name of the Trustee shall be paid to the Trustee, subject to any lawful deduction of tax, whether such rate is at the usual rate applicable to a dividend or at a higher rate. The Trustee shall transfer the dividend to the grantees in accordance with instructions that he shall receive from the Company. Alternatively, the Company shall be entitled to pay the dividend directly to the grantee subject to the deduction of the applicable tax.

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11.3	Without derogating from the provisions of Sections 10.2 and 11.2 hereof, the Company or the Trustee shall be entitled to set off and deduct at source from any dividend any sum that the grantee owes to the Company (including any Related Company) or the Trustee, whether under the Plan or otherwise, and/or any sum that the grantee owes to the tax or other authorities.

12.	RIGHTS AND/OR BENEFITS ARISING OUT OF THE EMPLOYEE/ EMPLOYER RELATIONSHIP AND THE ABSENCE OF AN OBLIGATION TO EMPLOY

12.1	No income or gain which shall be credited to or which purports to be credited to the grantee as a result of the Plan, shall in any manner be taken into account in the calculation of the basis of the grantee’s entitlements from the Company or any Related Company or in the calculation of any social welfare right or other rights or benefits arising out of the employee/employer relationship. If, pursuant to any law, the Company or any Related Company, shall be obliged for the purposes of calculation of the said items to take into account income or gain actually or theoretically credited to the grantee, the grantee shall indemnify the Company or any Related Company, against any expense caused to it in this regard.

12.2	Nothing in the Plan shall be interpreted as obliging the Company or any Related Company to employ the grantee and nothing in the Plan or any option granted pursuant thereto shall confer upon any grantee any right to continue in the employment of the Company or any Related Company or restrict the right of the Company or any Related Company to terminate such employment at any time. The grantee shall have no claim whatsoever against the Company or any Related Company as a result of the termination of his or her employment, including, without limitation, any claim that such termination causes any options to expire and/or prevents the grantee from exercising the options and/or from receiving or retaining any Shares pursuant to any agreement between him or her and the Company, or results in any loss due to an imposition, or earlier than anticipated imposition, of tax or other liability pursuant to applicable law.

13.	ADJUSTMENTS

Upon the occurrence of any of the following described events, a Grantee’s rights to purchase Shares under the Plan shall be adjusted as hereinafter provided:

13.1	In the event that the Company distributes a cash dividend, the effective date for the distribution thereof, will take place after the date of the allocation of the Options to the Trustee for a Grantee, but before the exercise or expiry of the Options, the exercise price shall be decreased in respect of each Option by the amount of the dividend per Share. For the avoidance of doubt, under no circumstances will the exercise price be decreased to a price which is less then the nominal value of an ordinary share of the Company.

13.2	In the event that the Company distributes bonus Shares, the effective date for the distribution of which takes place after the date of the allocation of the Options to the Trustee for the Grantee, but before the exercise or expiry of the Options, the number of Shares to which the Grantee is entitled upon the exercise of the Options shall increase by the number of the Shares that the Grantee would have been entitled to as bonus Shares, had he exercised the Options prior to the effective date for the distribution of the bonus Shares. The exercise price of each Option shall not vary as a result of the increase in the number of Shares to which the Grantee is entitled in the wake of the distribution of bonus Shares.

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13.3	If rights to acquire any securities whatsoever are offered to Company shareholders by way of rights, the Company shall act with a view that the number of Shares that each Grantee is entitled to upon the exercise of the Options will be adjusted multiplying it by the Benefit Ratio.

Benefit Ratio - the closing price of the stock exchange on the Last trading day before the Ex Date divided by the base price of the ex-rights stock.

13.4	In any event of division or consolidation of the Company’s share capital, or any other corporate capitalization event of a significantly similar nature, the Company shall effect such changes or adjustments as are required to prevent dilution or increase in a Grantee’s rights, pursuant to the Plan with respect to the number and class of the Shares in relation to the Options not yet exercised by the Grantee and/or the exercise price of each Option.

13.5	In any event of a merger, spin-off and/or any other structural change, Options which have been granted under this Plan, shall be replaced by, or converted to, an alternative option in the Company after such structural change, all at the absolute discretion of the Company’s Board.

14.	TERM, TERMINATION AND AMENDMENT

Unless the Plan shall theretofore have been terminated as hereinafter provided, the Plan shall terminate on, and no option shall be granted after, the tenth anniversary of the date the Plan is adopted by the Board. The Board may at any time terminate, modify or amend the Plan in such respects as it shall deem advisable. Options granted prior to termination of the Plan may, subject to the terms of the Plan and any Agreement, be exercised thereafter. No amendment or modification of the Plan may, without the consent of the grantee to whom any option shall theretofore have been granted, adversely affect the rights of such grantee under such option.

15.	EFFECTIVENESS OF THE PLAN; APPROVALS

The Plan shall become effective as of the date determined by the Board. Notwithstanding the foregoing and Sections 3 and 15 above, in the event that approval of the Plan or any modification or amendment thereto by the shareholders of the Company is required under applicable law or pursuant to applicable stock exchange rules or regulations, such approval shall, to the extent possible, be obtained within the time required under the applicable law, rule or regulation. If such shareholder approval is required in connection with the application of specified tax treatments, the Company shall make reasonable efforts to obtain such approval within the required time.

16.	RELEASE OF THE TRUSTEE AND THE ATTORNEY FROM LIABILITY

In no event shall the Trustee or the Attorney be liable to any grantee under the Plan, or to a purchaser of Shares from any grantee with respect to any act which has been or will be carried out in relation to the Plan, its execution and any matter connected thereto or arising therefrom. The grantee will be required to covenant upon signing the Agreement that he or she will not make any claim against the Trustee or the Attorney in any manner whatsoever and on any ground whatsoever and that he or she will expressly agree that if the Trustee or the Attorney are sued by them, then the Trustee or the Attorney shall be entitled by virtue of this Section alone to apply to the court for dismissal of the action against them with costs.

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17.	GOVERNING LAWS

The Plan and all instruments issued thereunder shall be governed by and construed in accordance with the laws of the State of Israel, subject to the provisions of the Code with respect to Incentive Stock Options and, in the event of any ambiguity or conflict, the provisions hereof shall be so construed and applied as to give effect to the intention that any Incentive Stock Option granted will qualify as such under Section 422 of the Code.

*                 *                 *

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RedHill Biopharma Ltd.

Appendix A

to

RedHill Biopharma Ltd.’s Option Plan (2010), as amended

(Section 9.2)

NOTICE OF EXERCISE

Date: ______________

To: ESOP Management and Trust Services Ltd. , By Fax: 972-3-7602636

To: RedHill Biopharma Ltd., Fax: 972-3-5413144 or Email: uri@redhillbio.com

Dear Sir/Madam:

Re: Notice of Exercise

I hereby wish to inform you that it is my desire to exercise ____________ options (“Options”) out of the ____________________ options which were granted on my name on ______________________ [Date] under the RedHill Biopharma Ltd. Option Plan (2010), as amended (“Plan”), and tenders herewith payment of the purchase price for such shares in full.

The exercise price of said Options is USD ___________ per share, all in accordance with the Plan and the Israeli Securities Law of 1968 or any state securities laws.

The total amount for the exercise of the Options of USD _________________ was paid to RedHill Biopharma by me on the date of ______________________. I am aware that the exercise of the Options will be done only after RedHill will transfer to you written confirmation that the exercise amount was paid in full.

I am aware that all the shares will be allotted to you, registered in your name and that you will hold all the share certificates representing such shares. Likewise, I am aware of and agree to all the other provisions of the Plan and applicable laws.

Yours sincerely,

Signature:

Name:

The Receipt of this form by ESOP must be verified by phone (No. 1700-70-ESOP or 972-3-7536823).

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RedHill Biopharma Ltd.

Appendix B

to RedHill Biopharma Ltd.’s Employee Option Plan (2010) , as amended

(Section 9.2)

NOTICE OF EXERCISE

Date: ______________

RedHill Biopharma Ltd.

Dear Sirs:

Re: Notice of Exercise

Please be advised that on the date of ________________ we received instruction from ______________________________ (“the Grantee”) to exercise ____________ options (“Options”) out of the ____________________ options which were granted in his/her name on ______________________ [Date] under the RedHill Biopharma Ltd. Option Plan (2010), as amended ( “Plan”).

The exercise price of said Options is USD ___________ per share, all in accordance with the Plan and the Israeli Securities Law of 1968 or any state securities laws.

The total amount for the exercise of the Options of USD _________________ should have been paid to you in full by the Grantee. Upon reception of a written confirmation from you that you received this amount in full, we will exercise the Options for shares and register these shares under the ESOP's name.

Attached to this Notice is the exercise notice sent to us by the Grantee.

Yours sincerely,

ESOP Management and Trust Services Ltd.

Signature:

Name:

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Exhibit B to Compensation Policy

Letter of Exemption and Indemnification

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This Letter of Exemption and Indemnification is an unofficial translation of a Letter of Exemption and Indemnification in Hebrew adopted by the Company.

Redhill Biopharma Ltd.

Public Co. Reg. No. 51-430400-5

21 Ha’arba’a Street, Tel Aviv, Israel

Telephone: 972-3-5413131; Fax: 972-3-5413144

________ _________, 201_

To Mr. / Ms.

Dear Sir or Madam;

Letter of Exemption and Indemnification

Whereas	in accordance with its articles of association, the Company may exempt, in advance, an officer therein from all or any of his liability for damage due to a breach of the duty of care vis-à-vis the Company and to indemnify him in advance and/or retroactively, for any liability or expense as provided in the articles of association, imposed on him or incurred by him, due to any act performed by him by virtue of his being an officer in the Company; and

Whereas	on January 16, 2011, the Company's Board Of Directors, after having obtained the approval of the Company's audit committee to that effect, resolved to approve the Company's undertaking to exempt and indemnify officers in the Company, in accordance with the Companies Law, 5759 - 1999, the Company's Articles Of Association and the terms of exemption and indemnification set forth in this Letter; and

Whereas	on January 27, 2011, the Company's general meeting also approved the said resolution of the board of directors in connection with directors in the Company; and

Whereas	on February 15, 2012, the Company's general meeting approved the amendment of the Letter of Exemption and Indemnification, please be advised as follows:

Chapter One: Interpretation

1.	Definitions

In this Letter of Exemption and Indemnification, each of the terms below will have the meaning set out opposite it, unless expressly stated otherwise.

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“Means of control"	-	As defined in the Companies Law;

"Financial liability in lieu of criminal proceedings"	-	Financial liability imposed by law in lieu of criminal proceedings, including an administrative penalty under the Administrative Offences Law, 5746 – 1985, penalty for an offence defined as a penalty offence under the provisions of the Criminal Procedure Law, financial sanction or forfeit;

“Companies Law”	-	The Companies Law, 5759 -1999;

The “Securities Law”	-	The Securities Law, 5728 – 1968;
The "Criminal Procedure Law"	-	The Criminal Procedure Law [Combined Version], 5742 – 1982;

"Administrative Proceeding"	-

A proceeding pursuant to Chapter H3 (Imposing Monetary Sanction by the ISA), H4 (Imposing Administrative Enforcement Measures by the Administrative Enforcement Committee) and/or I1 (Conditioned Arrangement for Avoidance of Taking Action of for Stopping Action) of the Securities Law, as amended from time to time

"Distribution"	-	As defined in the Companies Law;

“This Letter”	-	This Letter of Exemption and Indemnification, including the addendum hereto, constituting an inseparable part hereof;
"Termination of proceeding without the filing of an indictment in a case in which a criminal investigation was instituted"	-	Closing the case pursuant to Section 62 of the Criminal Procedure Law, or a stay of proceedings by the Attorney General pursuant to Section 231 of the Criminal Procedure Law;

"Act" or "Act in the capacity of officer"	-

A legal act, through any act or omission, of an officer in the capacity of an officer in the Company and/or as an officer and/or employee and/or observer at meetings of competent organs of a corporation in which the Company holds, directly or indirectly, the means of control ("related corporation"), including such act which took place prior to the entry into force of this Letter of Exemption and Indemnification;

"Third Party"	-	Any person who is not the Company and/or one of the shareholders of the Company and/or anyone acting on their behalf.

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2.	Interpretation

2.1	The Preamble to this Letter of Exemption and Indemnification constitutes an inseparable part hereof.

2.2	The section headings in this Letter of Exemption and Indemnification are for convenience only and shall not be used for the purpose of the interpretation hereof.

2.3	Words and terms defined in the singular will also include the plural and vice versa; words in the masculine gender will also include the feminine gender and vice versa.

2.4	To the extent not expressly defined in this Letter, the terms herein will be interpreted in accordance with the Companies Law and, where there is no definition in the Companies Law – in accordance with the Securities Law.

2.5	The Company’s undertakings pursuant to this Letter shall be interpreted broadly, in a manner intended to fulfill them, to the maximum extent permitted under law, for the purpose for which they were designed

2.6	In the event of a conflict between any provision in this Letter and a provision of the law that cannot be contracted out of, and which may not be revised or supplemented, such provision of the law shall prevail, but same shall not prejudice or derogate from the force of the other provisions in this Letter. Furthermore, should it be determined that any provision in this Letter is unenforceable and/or lacks legal validity on any ground whatsoever, same shall not prejudice or derogate from the force of the other provisions in this Letter.

Chapter Two: Exemption

3.	Exemption in Advance

Subject to the provisions of any law, the Company hereby exempts you in advance from any liability for any damage incurred by it, either directly or indirectly, due to the breach of your duty of care vis-à-vis the Company, by your acts in your capacity as an officer.

Without limitation to the generality of the foregoing, it is hereby clarified that so long as same is not permitted under law, the Company does not exempt you in advance from your liability to the Company for a breach of the duty of care upon Distribution, to the extent applicable to you, if any.

4.	Exemption in Advance and Indemnification Have No Bearing on Each Other

Nothing in the Company's undertaking to exempt you in advance (as set forth in section 3 above) will derogate from the Company's undertaking to indemnify you in accordance with this Letter.

5.	Retroactive Exemption

To the extent permitted by any law, the Company exempts you from any liability for any damage incurred by it, either directly or indirectly, due to the breach of your duty of care vis-à-vis the Company, by your acts in your capacity as an officer prior to the entry into force of this Letter of Exemption and Indemnification.

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Chapter Three: Indemnification

6.	Indemnification in Advance - General

6.1	Subject to the provisions of any law, the Company hereby undertakes to indemnify you in advance for any liability or expense as set forth in section 7 below, imposed on you or incurred by you in connection with acts performed by you in the capacity of an officer in the Company, to the extent that the liability or expense has not been actually paid by virtue of an insurance policy or by virtue of indemnification on behalf of a third party, provided that the maximum indemnity amount will not exceed the amount set forth in subsection 8.1 below.

6.2	Subject to the provisions of subsection 8.3 of this Letter below, it is hereby clarified that nothing in the Company's undertaking to indemnify you in advance as set forth in subsection 6.1 of this Letter above, shall derogate from your right to receive, directly or via the Company, payments by virtue of an insurance policy or by virtue of indemnity on behalf of a third party, to the extent that you are entitled to such payments for any liability or expense as set forth in section 7 of this Letter below.

The Company's undertaking to indemnify you in advance as set forth in subsection 6.1 above, is conditioned on the fact that you have adopted all reasonable measures to receive payments by virtue of an insurance policy or by virtue of an indemnity undertaking and insurance by a related corporation in connection with your capacity as an officer in such corporation, if and to the extent that you are entitled to such payments, and they can be claimed under the circumstances of the case.

To remove any doubts, it should be clarified that the Company's undertaking to indemnify you will only apply with respect to the balance of your liabilities following the full utilization of your rights for insurance and indemnification in a related corporation in connection with your office in a related corporation and following the utilization in full of your rights for officers' insurance of the Company.

6.3	In the event that you have incurred excess insurance to receive payments pursuant to an insurance policy, the Company's undertaking to indemnify you in advance as set forth in subsection 6.1 of this Letter above shall also apply with respect to the amount of the self participation charged in accordance with the insurance policy.

7.	Liabilities or Expenses to which the Indemnity Applies in Advance

The Company's undertaking to indemnify you in advance, as set forth in section 6 above, will apply due to any liability, payment or expense imposed on or incurred by you, as follows:

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7.1 A financial liability imposed on you in favor of another person pursuant to a judgment, including a compromise judgment or an arbitrator's award, approved by the Court, due to acts performed by you in the capacity of an officer, and which pertain, directly or indirectly, to one or more of the events set forth in the addendum to this Letter (the "Addendum"), which, at the discretion of the Company's Board Of Directors, are anticipated in light of the Company's actual activity at the time of the issuance of the advance indemnity undertaking;

7.2 Reasonable litigation costs, including lawyer’s fee, incurred by you pursuant to any investigation or proceeding conducted against you by any authority competent to conduct an investigation or proceeding, at the end of which, no indictment is filed against you and no financial liability is levied on you in lieu of criminal proceedings, or at the end of which, no indictment is filed against you but a financial liability is levied in lieu of criminal proceedings, in an offense not requiring proof of mens rea or in connection with a monetary sanction;

7.3 Reasonable litigation costs, including attorney's fees, incurred by you or with which you are charged by a Court, in a proceeding to be instituted against you by the Company or on its behalf or by another person, or in a criminal indictment from which you are acquitted, or in a criminal indictment in which you are convicted of an offense which does not require proof of mens rea.

7.4 A monetary liability imposed on you due to a payment for the party harmed by the breach in an Administrative Proceeding, as aforesaid in Section 52(54)(a)(1)(a) of the Securities Law.

7.5 Expenses incurred by you in connection with an Administrative Proceeding conducted in your matter, including reasonable litigation expenses, including legal fees.

7.6 Any liability or other expense which upon them the indemnification to an officer according to the law is allowed.

8.	Amount of the Advance Indemnity

8.1 The amounts to be paid by the Company to all officers, in the aggregate, in any calendar year, in accordance with all letters of exemption and indemnification issued and/or to be issued to them by the Company for financial liabilities and reasonable litigation costs as set forth in subsection 7.1 above, will not exceed the higher of 25% (twenty five percent) of the Company's consolidated shareholders' equity as is in accordance with the Company's most recent consolidated annual financial statements, that existed as of the actual date of payment for the indemnification, or USD 5,000,000 (Five million US Dollars) ("Maximum Indemnity Amount"). It should be clarified that the Company's Board Of Directors has determined that the Maximum Indemnity Amount, as defined in this Letter above, is reasonable under the circumstances.
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8.2 If and to the extent that the total sum of all amounts which the Company is required to pay on any date, plus the sum of all amounts paid by the Company by such date, for financial liabilities and reasonable litigation costs as set forth in subsection 7.1 above, in accordance with all letters of exemption and indemnification issued and/or to be issued to all officers in the aggregate, exceeds the Maximum Indemnity Amount, the Maximum Indemnity Amount or the balance thereof, as the case may be, will be distributed among the officers entitled to such amounts in connection with demands submitted to the Company pursuant to the indemnity letters and which have not been paid to them before such date, so that the amount actually received by each of the said officers, will be calculated in the ratio of the amount payable to each of the officers from the sum payable to all the said officers in the aggregate, on such date, in connection with such demands. Should it turn out on a subsequent date, that amounts which the Company was required to pay become available, either in light of the contents of Section 10 below or due to the settlement of claims against officers without having to pay therefor all or any part of the amounts claimed by any officer, the balance of the amount for indemnification will increase by the amount of the sums becoming available, and all officers who have only received their pro rata share as aforesaid, will be entitled to their proportionate share, pro rata, out of the amounts that become available.

In order to clarify the calculation method detailed in this subsection 8.2, the following example is provided: assume that compensation payments were ruled against Officer A for the sum of $100. These payments are recoupable, and thus Officer A demands indemnification from the Company for these payments. Assume further that the maximum indemnification sum is 25% (twenty-five percent) from Company's consolidated shareholders' equity, which was set according to the last consolidated annual financial statements, that existed as of the actual date of payment for the indemnification, is $1,000. Therefore, the maximum indemnification sum is, as of the payment date of $100 to Officer A, is $250. Therefore, after payment for the indemnification or Officer A, and until the new consolidated annual financial statements, law suits are filed against Officers B, C and D, who demand repayment of $100, $200 and $300 – respectively. In such a case, since the latest claimed indemnification sum ($600) is higher than the balance maximum indemnification sum ($150), the balance shall be divided pro rata between the Officers as follows: Officer B shall receive 150*100/600, Officer C shall receive 150*200/600 and Officer D shall receive 150*300/600. In case after the specified above, and before the Company updates its consolidated annual financial statements the Company will learn that Officer A was not entitled to the Indemnification, the sum of $100 will become available and return to the general indemnification sum. The returned sum ($100) shall be divided pro rata between the Officers as follows: Officer B shall receive a further payment of 100*100/600, Officer C shall receive a further payment of 100*200/600 and Officer D shall receive a further payment of 100*300/600.

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8.3 The indemnity amount paid to you by the Company, together with the amounts paid to you pursuant to an insurance policy and/or in accordance with an indemnity undertaking by any third party whatsoever, will in no event exceed the amount of the financial liability and/or the expenses as set forth in Section 7 above, which you have incurred or with which you have been charged. For this purpose, the amounts of the excess insurance in accordance with an insurance policy, if such have been prescribed, will be deemed to be amounts not actually paid to you. Should the Company pay to you or in your place, amounts that you are entitled to receive in accordance with an insurance policy and/or an indemnity undertaking by any third party whatsoever, then you will assign to the Company your rights to receive the amounts in accordance with the insurance policy or the indemnity undertaking by any third party, to the extent that there is no impediment to the assignment of such rights, and you will authorize the Company to collect these amounts on your behalf, where required for the fulfillment of the provisions of this section, and, at the Company's request, you will sign any document for the purpose of assigning your rights and authorizing the Company to effect such collection. In the event that you have collected the aforesaid amounts directly from an insurance company or from any third party whatsoever, these amounts will be returned by you to the Company in accordance with the provisions of Section 10 below.

9.	Realization of Advance indemnification

In any event in respect of which you are likely to be prima facie entitled to indemnity pursuant to this Letter, you and the Company will act as follows:

9.1	Subject to any law, you will give notice to the Company of any legal and/or administrative proceeding, investigation or proceeding by a competent authority instituted against you, and of any concern or threat that such proceeding or investigation will be instituted against you (in this section 9 and section 10.1 hereunder: "Proceeding"), with due expedition after you have first learned about it and not later than by the end of three (3) days after you first learned of it and on such date as will allow you and the Company a reasonable time to submit a response to such Proceeding, as required under law, and you will transfer to the Company or to anyone designated by it, without delay, a copy of any document relating to the Proceeding delivered to you by the initiator of the Proceeding (in this section: "Duty to Give Notice and Deliver Documents"). Subject to any law, in the event that the Company learns of such a Proceeding, the Duty to Give Notice and Deliver Documents will apply to the Company vis-à-vis you, mutatis mutandis.

It should be clarified that if you breach the Duty to Give Notice and Deliver Documents, this will not release the Company from its undertaking in accordance with this Exemption Letter, unless the breach committed by you as aforesaid, will have a material adverse effect on the Company's rights and/or its ability to defend in its name (in the event that the Company is also a party to the same Proceeding) and/or in your name against the Proceeding.

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9.2	The Company will be entitled to assume the handling of your legal defense within the ambit of the same Proceeding and/or transfer such handling to a reputable attorney experienced in the relevant field, which the Company will select to this end, and who will act and will owe a fiduciary duty to you and to the Company. The Company will be entitled to appoint an attorney as aforesaid provided you give your prior approval, in writing, to the identity of the attorney. However, you will not unreasonably withhold such approval, including due to circumstances where, at your reasonable discretion, concern of a conflict of interests exists between your defense and the Company's defense or that of another officer. In the event of concern of a conflict of interests as aforesaid, a separate attorney will be appointed for you, who will be acceptable to you, in order to protect your personal affairs, provided that such appointment is approved, in advance and in writing, by the Company. Subject to that stated heretofore and hereinafter, the Company and/or any such attorney will be entitled to act within the ambit of such handling of the Proceeding at their exclusive discretion subject to ongoing reporting to you and consultation with you from time to time.

The Company and/or such attorney will be entitled to terminate the Proceeding. However, the Company and/or the attorney will not agree to enter into a settlement in consequence of which you will be convicted of a criminal offense or required to pay an amount for which you would not be indemnified under this Indemnification Letter and would also not be paid to you pursuant to any insurance purchased by the Company or within the framework of any indemnity by a third party, other than with your prior written approval. The Company will not agree to decide the dispute by way of mediation or arbitration without first obtaining your prior written approval. However, you will not unreasonably withhold your approval as aforesaid.

At the Company’s request, you will sign any document empowering the Company and/or any attorney as aforesaid, to handle your defense within such Proceeding on your behalf and to represent you in any matter pertaining thereto, as aforesaid.

9.3	You will collaborate with the Company and/or with any attorney as aforesaid and/or with any insurer in any reasonable manner as may be required of you by any of them as part of their handling in connection with such Proceeding, including the investment of all time required for dealing with the Proceeding, compliance with the provisions of the insurance policy, execution or delivery of applications, affidavits, powers of attorney and any other document, provided that the Company ensures the full coverage of all expenses relating thereto, in such manner as will not require you to pay or finance them in person, and all subject to the provisions of Sections 7 and 8 above.

9.4	The Company will not be obligated to indemnify you for any amount with which you are charged in the wake of a settlement arrangement, mediation or arbitration or in the event that, within the ambit of a criminal indictment, you confess to an offense not requiring proof of mens rea, unless the Company's approval has been given in advance and in writing for the settlement arrangement or the holding of such mediation proceeding or such arbitration or for your confession to such charge, as the case may be. It should be noted that the Company will not unreasonably withhold its approval as aforesaid.

9.5	Irrespective of whether or not the Company exercises its right under subsection 9.2 above, the Company will attend to the full coverage of all the litigation costs referred to in subsections 7.2, 7.3, 7.5 and 7.6 above, and, within this context, will also provide securities and/or sureties which it is charged to provide pursuant to an interim decision of a court or an arbitrator, including for the purpose of substituting attachments imposed on your assets, and will pay such costs so that you will not be required to pay or finance them in person, and all subject to the provisions of Section 7 above.

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Subject to subsection 10.1 below, amounts paid by the Company as aforesaid will be credited as an advance payment on account of the indemnity amount to which you will be entitled under this Indemnification Letter.

9.6	Upon your request to effect a payment with respect to any event pursuant to this Indemnification Letter, the Company will adopt all measures required under law for the payment thereof and will act to procure any approval required to this end, if any. In the event that any approval whatsoever as aforesaid is required for such payment, and where such payment is not approved on any ground whatsoever, such payment or any part thereof which is not approved as aforesaid shall be subject to the court's approval (where relevant), and the Company will act to obtain same immediately, and will bear all costs and payments required to obtain same as aforesaid.

9.7	You may contact the Company secretary at any time, and receive information as to the balance of the Maximum Indemnification Amount, as at the date of such application, that has not yet been settled by virtue of the indemnification letters, as defined in subsection 8.2 above.

10	Refund of Amount Paid by virtue of the Advance Indemnity Undertaking

10.1	In the event that the Company has paid to you or on your behalf any amounts whatsoever under this Indemnification Letter, including amounts in accordance with subsection 9.5 above, and where subsequently it transpires that you are not entitled to indemnification from the Company for such amounts, these amounts will be deemed as a loan extended to you by the Company, which will bear interest at the minimum rate prescribed in accordance with subsection 3(i) of the Income Tax Ordinance, or any other law superseding same, as applicable from time to time, and which does not constitute a benefit with respect to your chargeable income (hereinafter in this subsection: the "Loan") .. In such event you will repay the loan within three years from the date it became clear that the beneficiary is not entitled to indemnification from the company. and in accordance with such payments schedule as determined by the Company, with the approval of the Company's competent organs.

It should be clarified that in the event that the Company has paid litigation costs to you or on your behalf, including lawyer's fee, in connection with any investigation or proceeding conducted against you by a competent authority or in connection with a criminal proceeding instituted against you, such amounts will be deemed as a loan extended to you by the Company, under such terms as are set forth in this section. If and where it transpires that the Company may, by law, indemnify you for such amounts, these amounts will become indemnity amounts which have been paid to you by the Company pursuant to this Indemnification Letter, you will not be required to refund same to the Company, the interest thereon will be written off and the Company will bear the tax payments applicable to you in consequence thereof, if any.

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10.2	It is clarified that amounts awarded in your favor within the framework of a legal proceeding, settlement, mediation or arbitration arrangement, in connection with any liability or expense paid to you or on your behalf theretofore by the Company in accordance with the Indemnification Letter, will be refunded by you to the Company upon receipt thereof. In the event that such amounts were awarded in your favor and you have not yet received them, you will assign your rights to receive such amounts to the Company and/or authorize the Company to collect such amounts on your behalf.

11	Retroactive Indemnification

Subject to the provisions of the Company's Articles Of Association and to the resolution of the Company's competent organs, nothing in the foregoing in this Letter shall derogate from the Company's right to indemnify you retroactively.

Chapter Four: General Provisions

12	Exemption and Indemnification Exclusion

The Company does not exempt you in advance and will not indemnify you for any of the following:

12.1	Breach of fiduciary duty, other than in connection with indemnification, provided that you acted in good faith and had reasonable grounds to assume that your act would not adversely affect the best interests of the Company and/or a related corporation;

12.2	Breach of a duty of care committed intentionally or recklessly, other than if committed only by negligence;

12.3	A deliberate act to generate personal profit unlawfully;

12.4	Any fine, civil fine or ransom imposed upon you, provided that such fine or ransom have not been imposed pursuant to the conviction for a crime which does not require proof of criminal intent, or for a financial sanction levied on you.

13	Application subsequent to Termination of Office

The Company's obligations under this Letter of Exemption and Indemnification will be available to you and/or to your estate and/or to alternate directors duly appointed by you, without a time limitation, as well as subsequent to the termination of your capacity as officer in the Company and/or in a related corporation, as the case may be, provided that the acts forming the subject of this Letter of Exemption and Indemnification were committed in the course of your capacity as an officer in the Company and/or in a related corporation, as the case may be.

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14	No Assignment

To remove any doubts, it should be clarified that this Letter may not be assigned. Notwithstanding the foregoing, in the event of your demise (G-d forbid), this Letter shall apply to you and to your estate.

15	Letter not in favor of Third Party

To remove any doubts, it should be clarified that this Letter will not be interpreted as intending to grant any right or benefit to any third party whatsoever, including any insurer.

16	Cancellation, Revision, Waiver and Refraining from Action

16.1	Nothing in this Letter of Exemption and Indemnification shall prejudice or derogate from future resolutions of the Company as to the grant of advance exemption and/or advance or retroactive indemnification in connection with any matter subject to any law, and same shall not compel the Company to grant you additional exemption and/or indemnification beyond that stated in this Letter of Exemption and Indemnification.

16.2	The Company will be entitled, at its exclusive discretion and at any time, to cancel its exemption and/or indemnification undertaking pursuant to this Letter, or to reduce the Maximum Indemnification Amount hereunder, or limit the events to which the indemnification applies, either in respect of all officers or in respect of only part of them, to the extent that such cancellation or revision refers to events taking place following the date of the cancellation or revision, provided you have been given a prior notice of its intention as aforesaid, in writing, not less than 30 days prior to the date on which its resolution takes effect. To remove any doubts, it is hereby clarified that any such resolution, likely to adversely affect the terms of or to revoke this Letter, will not have any retroactive applicability of any nature whatsoever and this Letter, prior to the revision or cancellation hereof, as the case may be, will continue to apply and be valid in all respects in connection with any event which occurred prior to the revision or the cancellation, even where the proceeding in connection therewith was instituted against the officer subsequent to the revision or cancellation of this Letter. In any other event, this Letter may not be revised unless signed by the Company and by you.

16.3	In the event that, in the future, the relevant law is modified so as to allow the Company to extend the scope of the exemption which it may grant an officer from his liability for breach of the duty of care and/or allowing the Company to extend its undertaking to indemnify an officer, then such modification will also be deemed to apply to you by law, and this Letter of Exemption and Indemnification will be deemed to have been modified so as to include such modification.

16.4	A delay, postponement, grant of extension or failure on your part or on the part of the Company to exercise or enforce any of the rights in accordance with this Letter, will not be deemed as a waiver or impediment, on your part or on the part of the Company, of the exercise of the rights under this Letter and pursuant to any law in the future, and will not prevent you or the Company from instituting all legal and other measures required to exercise such rights.

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17	Law and Jurisdiction

Israeli Law shall exclusively apply to this Letter, and to any dispute arising with respect to this Letter. The exclusive jurisdiction in respect of everything related to and arising from this Letter, including with respect to its validity, breach and interpretation hereof, will vest in the competent courts in the district of Tel – Aviv only.

18	Entry into Force; Previous Letters of Exemption and Indemnification

18.1	This Letter of Exemption and Indemnification will take effect only upon your execution of a copy hereof, in the place designated therefor, and upon the delivery of the signed copy to the Company. Upon its entry into force, this Letter of Exemption and Indemnification revokes any previous undertaking for exemption and/or indemnification, if and insofar as offered and granted to you by the Company. Without derogating from the generality of the foregoing, if and insofar as this Letter of Exemption and Indemnification is declared or found to be void by the competent courts, then any exemption and/or indemnification undertaking preceding the date of the entry into force of this Letter of Exemption and Indemnification, and which this Letter of Exemption and Indemnification was intended to replace, will remain in full force and effect.

18.2	Nothing in this Letter of Exemption and Indemnification will derogate from any other exemption or indemnification granted to you by any third party and/or to which you are entitled from any other source under law.

19	Addresses And Notices

The Parties' addresses are as follows:

	Address	Electronic mail

Redhill Biopharma Ltd.	21 Ha’arba’a St., Tel Aviv 64739, Israel	ori@redhillbio.com

[Officer's Name]	__ ___________ St. ________ Zip Code _______, P.O.B. ________	____@_________][

Any notice forwarded by one Party to the other in accordance or in connection with this Letter will be sent by registered mail and by electronic mail or hand delivered. A notice to be delivered to the Company should be delivered, as aforesaid, to two addresses. A notice which is hand delivered will be deemed to have reached its addressee on the actual date of delivery, provided that it is a business day and if it is not a business day, then on the first business day subsequently. A notice sent by registered mail will be deemed to have reached its addressee within three (3) business days from its dispatch, and a notice transmitted via electronic mail will be deemed to have reached its addressee on the date of transmitting the notice, subject to receipt of an electronic confirmation of the transmission thereof.

In Witness Whereof the Company Has Signed, via its duly authorized signatories.

Redhill Biopharma Ltd.

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By: ______________ Position: ________________ Date: ________ _________, 201_	By: ______________ Position: ________________ Date: ________ _________, 201_

Signature: __________________	Signature: __________________

I have read this Letter of Exemption and Indemnification thoroughly, I have fully understood its contents, and I confirm receipt of this Letter of Exemption and Indemnification and confirm my consent to all its provisions. I am aware that in respect of this Letter of Exemption and Indemnification, the Company's legal advice does not represent me and that I cannot rely thereon.

______________ Date: ________ _________, 201_

Signature: __________________

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Addendum

1.	To remove any doubt, all definitions, terms and expression in this Addendum, will have the same meaning imparted to them in the Letter of Exemption and Indemnification to which this Addendum is attached, unless expressly stated otherwise.

2.	Subject to the provisions of any law, you will be entitled to indemnity for any liability or expense imposed on you in favor of another person pursuant to a judgment, including a compromise judgment or an arbitrator's award approved by a Court, due to any act committed by you in the capacity of an officer in the Company, and/or any derivation of such act, in connection with the following events which at the discretion of the Company's Board Of Directors are anticipated in view of the Company's actual activity at the time of the issuance of the advance indemnity undertaking:

2.1	Issue of securities and/or listing them for trading on a stock exchange in Israel or abroad, including, without limitation to the foregoing, offering securities to the public under a prospectus, a private offering, an offer for sale, issue of bonus shares or offering of securities in any other manner whatsoever.

2.2	An event arising from the Company being a public company or arising from the fact that its shares were offered to the public or arising from the fact that the Company's shares are traded on a stock exchange in Israel or abroad.

2.3	A transaction within the meaning of Section 1 of the Companies Law, including negotiations to enter into a transaction or act, transfer, sale, lease, purchase or encumbrance of assets or liabilities (including securities) or granting or receiving any interest in any of the foregoing, obtaining credit and provision of securities, as well as any act directly or indirectly connected to such transaction, including disclosure of information and documents.

2.4	Resolutions and/or acts relating to approval of transactions with stakeholders, as such transactions are defined in Chapter 5 of Part VI of the Companies Law.

2.5	A report or notice submitted under the corporate laws, the securities laws, communications laws, tax laws, antitrust laws, labor laws or any other law compelling the Company to submit a report or a notice, including in accordance with rules or guidelines prevailing in a stock exchange in Israel or abroad, or in accordance with any law of another country regulating similar matters and/or refraining from submitting any report or notice as aforesaid.

2.6	Adoption of the findings of external opinions for the purpose of the issuance of an immediate report, prospectus, financial statements or any other disclosure document.

2.7	Discussion and passing resolutions and discovery and disclosure in the Company's reports, including an evaluation with respect to the effectiveness of internal control and other issues incorporated in the report of the Company's Board Of Directors, as well as the issuance of statements and reference to the financial statements.

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2.8	Preparation, editing, approval and execution of the financial statements, including the passing of resolutions as to the application of accounting principles and restatement in the financial statements.

2.9	Adoption of financial reporting in accordance with International Financial Reporting Standards (IFRS), and any act in connection therewith.

2.10	Events relating to the effecting of investments on the part of the Company in any corporations whatsoever.

2.11	A resolution as to distribution, as defined in the Companies Law, including a distribution with the court's approval.

2.12	A change in the Company's structure, a change in the Company's ownership, the Company's reorganization, the liquidation thereof, the sale of its assets or businesses (in whole or in part), or any resolution in respect thereof, including, without limitation to the generality of the aforesaid, a merger, spin off, a change in the Company's capital, establishment of subsidiaries, winding up or selling them, allocation or distribution.

2.13	Consolidation, change or revision of arrangements between the Company and the shareholders and/or holders of bonds and/or banks and/or creditors of the Company or of related corporations, including the preparation or revision of the trust deeds, bonds and outline and arrangement documents in general.

2.14	Acts relating to the issuance of licenses, permits or approvals, including approvals and/or exemptions in respect of restrictive trade practices.

2.15	Participation in and preparation of tenders.

2.16	A statement, declaration, including the expression of a position or opinion, vote and/or abstaining from voting, made in good faith by you as an officer in the course and by virtue of your capacity, such as in negotiations and contractual engagements with suppliers or customers, including within the framework of meetings of management, board of directors or any of its committees.

2.17	Any act in contravention of the Company's articles of association.

2.18	Any act or resolution with respect to an employer-employee relationship including negotiations, contracting and implementation of personal or collective employment agreements, employees' benefits, including allocation of securities to employees.

2.19	Any act or resolution relating to safety at work and/or to terms of employment.

2.20	Acts in connection with conducting medical trials and/or product trials and/or the sale, distribution, licensing or use of such products.

2.21	Negotiations, contractual engagements and activation of insurance policies.

2.22	Consolidation of work plans, including pricing, marketing, distribution, guidelines to employees, to customers and to suppliers and collaboration with competitors.

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2.23	Resolutions and/or acts relating to the environment and to public health, including hazardous materials.

2.24	Resolutions and/or acts relating to the Consumer Protection Law, 5741 – 1981 and/or orders and/or regulations by virtue thereof.

2.25	Acts relating to the Company's intellectual property and the protection thereof, including the registration or enforcement of intellectual property rights and their protection within claims in connection therewith.

2.26	Infringement of intellectual property rights of third parties, including, without limitation, patents, designs, breeders' rights, trademarks, copyright, and so forth.

2.27	Negotiations, execution and implementation of contracts of any nature or type with suppliers, distributors, agents, franchisers, marketers, importers, exporters, customers, etc. of the products or the services marketed and/or sold and/or supplied by the Company or used by it.

2.28	Negotiations, execution and implementation of contracts with manpower contractors, service contractors, construction contractors, refurbishing contractors, etc.

2.29	Reports, notices and submission of an application to State and other authorities.

2.30	Investigations on the part of State authorities.

2.31	Management of the bank accounts which the Company operates at banks and performance of transactions in such bank accounts, including with respect to transactions in foreign currency (including foreign currency deposits), securities (including resale transactions in securities and lending and borrowing of securities), loans and credit facilities, debit cards, bank guarantees, letters of credit, consultation agreements concerning investments including with portfolio managers, hedging transactions, options, futures contracts, derivatives, swap transactions, and so forth.

2.32	Realization of personal guarantees provided by the officer to the Company, as security for the Company's obligations and/or declarations.

2.33	Failure to maintain complete and/or proper due diligence procedures over the Company's investments, resulting in a loss of the investments in whole or in part and/or an adverse effect to the Company's businesses and/or breach of an undertaking vis-à-vis a third party.

2.34	Events and acts in connection with investments performed by the Company in various corporations, before or after effecting the investment, including for the purpose of entering into a transaction, its implementation, development, follow up and supervision.

2.35	Financial liability imposed on an officer in connection with acts in which he took part on behalf of the Company, vis-à-vis the various State institutions.

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2.36	Financial liability imposed on an officer in connection with a claim by third parties against the officer due to deficient or misleading disclosure, in writing or verbally, to existing and/or potential investors in the Company, including in the event of the merger of the Company with another company.

2.37	Covering the excess insurance in the event of the activation of officers’ liability insurance.

2.38	Breach of the provisions of any agreement whatsoever to which the Company is a party.

2.39	An act relating to a tax liability of the Company and/or a subsidiary and/or shareholders of any of them.

2.40	Any of the foregoing events, in connection with the capacity of the officer in the Company by virtue of his capacity as an officer and/or employee and/or observer at meetings of competent organs of a related corporation.

2.41	Acts and omissions not covered by a Product insurance policy

2.42	Acts and omissions in connection with bodily injuries or property damage attributed to the Company and/or to an officer who has acted on its behalf.

2.43	Acts and omissions arising from failure to purchase appropriate insurance and/or to take sufficiently secure measures and/or negligence in risk management.

2.44	Any event and/or act that in respect of which indemnification may be made pursuant to the Improvement of Enforcement Proceedings in the ISA law (Legislative Amendments), 5771-2011.

* * *

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Notice to Owners of American Depositary Receipts (ADRs)

RedHill Biopharma Ltd.

CUSIP # 757468103 ISIN#: US7574681034

Owners of record on June 25, 2013 of American Depositary Receipts (each representing ten Ordinary Shares of nominal value of RedHill Biopharma Ltd.) issued under the Deposit Agreement, dated as of December 26, 2012, between The Bank of New York Mellon, as Depositary (the “Depositary”), RedHill Biopharma Ltd. (the “Company”), and Owners, are hereby notified that The Bank of New York Mellon, as Depositary, has received notice from the Company of an upcoming Annual General Meeting of the Company to be held on July 31, 2013 in Israel.

Pursuant to Condition 4.07 of the aforementioned Deposit Agreement, Owners of American Depositary Receipts are entitled, subject to any applicable provision of Israeli law, specific notification by the Company and/or the Articles of Association of the Company, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the amount of Shares or other Deposited Securities represented by their respective American Depositary Receipts upon the written request of an Owner on such record date, received on or before 12:00 pm EDT on July 25, 2013, the Depositary shall endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such American Depositary Receipts in accordance with the instructions set forth in such request.

If no voting instructions are received by the Depositary from a Holder with respect to any or all of the Deposited Shares represented by such Holder’s American Depositary Receipts on or before 12:00 pm EDT on July 25, 2013, such Holder shall be deemed to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such Deposited Shares, and the Depositary shall give a discretionary proxy to a person designated by the Company to vote such Deposited Shares.

The Bank of New York Mellon,

as Depositary

Dated: June 26, 2013

ANNUAL GENERAL MEETING OF

REDHILL BIOPHARMA LTD.

TO:	The Bank of New York Mellon, ADR Proxy Group
Fax Number:	(732) 667-9098
Telephone Number:	(212) 815-5021 (Mira Daskal)

RE:	RedHill Biopharma Ltd.

Annual General Meeting to be held on July 31, 2013.

FROM: __________________________________________________________________

Company Name

DTC PARTICIPANT NUMBER: _________________________________________________

Mandatory

SIGNATURE: _______________________________________________________________

Authorized Signatory Name, Signature/Medallion

CONTACT INFO: ____________________________________________________________

Telephone/Fax Number, E-mail Address

TOTAL NUMBER ADRs (CUSIP # 757468103)

HELD AS OF JUNE 25, 2013: _________________________________________________

NUMBER ADRs BEING VOTED: _________________________________________

DATE: ________________________, 2013

RedHill BiopharmaLtd.

Annual General Meeting

July 31, 2013

The above-noted holder of American Depositary Receipts (ADRs) of RedHill Biopharma Ltd. (the “Company”) hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor insofar as practicable, to vote or cause to be voted the number of Deposited Securities underlying the American Depositary Receipts held as of close of business on June 25, 2013 at the Annual General Meeting of the Company to be held in Israel on July 31, 2013 at 11:00 a.m. Israel time in respect of the following resolutions:

THIS FORM MUST BE RECEIVED COMPLETED BY JULY 25, 2013 AT 12:00 PM EDT TO BE VALID

ANNUAL GENERAL MEETING OF

REDHILL BIOPHARMA LTD.

1.	To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PriceWaterhouseCoopers International Limited, as the Company’s auditors for the year 2013 and for an additional period until the next Annual General Meeting; to authorize the Company's Board of Directors and the Company's Audit Committee to determine the auditors’ fees; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2012

□ FOR □ AGAINST □ ABSTAIN

2.	To re-elect directors to the Board of Directors of the Company for an additional term

2a Dan Suesskind □ FOR □ AGAINST □ ABSTAIN

2b Dr. Shmuel Cabilly □ FOR □ AGAINST □ ABSTAIN

3.	To approve the Company's Compensation Policy.

□ FOR □ AGAINST □ ABSTAIN

3a	Are you a controlling shareholder or do you have a personal interest in approval of proposal 3 above?

(Response required for vote to be counted.)

□ YES □ NO

4.	To approve an equity grant to the Company's Chairman of the Board and CEO, Mr. Dror Ben-Asher.

□ FOR □ AGAINST □ ABSTAIN

4a	Are you a controlling shareholder or do you have a personal interest in approval of proposal 4 above?

(Response required for vote to be counted.)

□ YES □ NO

5.	To approve an equity grant to the Company's Deputy CEO, Finance and Operations, Mr. Ori Shilo.

□ FOR □ AGAINST □ ABSTAIN

5a	Are you a controlling shareholder or do you have a personal interest in approval of proposal 5 above?

(Response required for vote to be counted.)

□ YES □ NO

ANNUAL GENERAL MEETING OF

REDHILL BIOPHARMA LTD.

6. To approve equity grants to three (3) non-management directors of the Company.

6a Dr. Kenneth Reed □ FOR □ AGAINST □ ABSTAIN

6b Are you a controlling shareholder or do you have a personal interest in approval of proposal 6a above?

(Response required for vote to be counted.)

□ YES □ NO

6c Eric Swenden □ FOR □ AGAINST □ ABSTAIN

6d Are you a controlling shareholder or do you have a personal interest in approval of proposal 6c above?

(Response required for vote to be counted.)

□ YES □ NO

6e Dan Suesskind □ FOR □ AGAINST □ ABSTAIN

6f Are you a controlling shareholder or do you have a personal interest in approval of proposal 6e above?

(Response required for vote to be counted.)

□ YES □ NO

7.	To approve an increase in the maximum amount of indemnification that the Company may prospectively undertake to indemnify its directors and officers from US $3,000,000 to US $5,000,000, and to amend the existing Letters of Exemption and Indemnification to reflect this increase.

□ FOR □ AGAINST □ ABSTAIN

7a	Are you a controlling shareholder or do you have a personal interest in approval of proposal 7 above?

(Response required for vote to be counted.)

□ YES □ NO

8.	To approve an increase in the authorized share capital of the Company from NIS 1,000,000, consisting of 100,000,000 Ordinary Shares, NIS 0.01 par value per share, to NIS 2,000,000, consisting of 200,000,000 Ordinary Shares, NIS 0.01 par value per share.

□ FOR □ AGAINST □ ABSTAIN

End of resolutions